                                                                REGISTRATION NO.
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              -------------------


                             REGISTRATION STATEMENT
                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                              -------------------


                        NATIONWIDE VL SEPARATE ACCOUNT-A
                              (EXACT NAME OF TRUST)


                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               GORDON E. MCCUTCHAN
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43216
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                              -------------------

       Title and amount of securities being registered: Single premium variable life insurance policies. Such policies are not issued in predetermined amounts or units.

       The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

       Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).


[ ] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                    1 of 75                             REDLINED

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                                            CAPTION IN PROSPECTUS

 1..............................................................................Nationwide Life and Annuity Insurance

                                                                                Company
                                                                                The Variable Account

 2..............................................................................Nationwide Life and Annuity Insurance
                                                                                Company

 3..............................................................................Custodian of Assets
 4..............................................................................Distribution of The Policies
 5..............................................................................The Variable Account
 6..............................................................................Not Applicable
 7..............................................................................Not Applicable
 8..............................................................................Not Applicable
 9..............................................................................Legal Proceedings
10..............................................................................Information About The Policies; How
                                                                                The Cash Value Varies; Right to
                                                                                Exchange for a Fixed Benefit Policy;
                                                                                Reinstatement; Other Policy
                                                                                Provisions
11..............................................................................Investments of The Variable Account
12..............................................................................The Variable Account
13..............................................................................Policy Charges
                                                                                Reinstatement
14..............................................................................Underwriting and Issuance - Premium
                                                                                Payments
                                                                                Minimum Requirements for Issuance
                                                                                of a Policy
15..............................................................................Investments of the Variable Account;
                                                                                Premium Payments
16..............................................................................Underwriting and Issuance -
                                                                                Allocation of Cash Value
17..............................................................................Surrendering The Policy for Cash
18..............................................................................Reinvestment
19..............................................................................Not Applicable
20..............................................................................Not Applicable
21..............................................................................Policy Loans
22..............................................................................Not Applicable
23..............................................................................Not Applicable
24..............................................................................Not Applicable

25..............................................................................Nationwide Life and Annuity Insurance
                                                                                Company

26..............................................................................Not Applicable

27..............................................................................Nationwide Life and Annuity Insurance
                                                                                Company

28..............................................................................Company Management
29..............................................................................Company Management
30..............................................................................Not Applicable
31..............................................................................Not Applicable
32..............................................................................Not Applicable
33..............................................................................Not Applicable
34..............................................................................Not Applicable

35..............................................................................Nationwide Life and Annuity Insurance
                                                                                Company

36..............................................................................Not Applicable
37..............................................................................Not Applicable
38..............................................................................Distribution of The Policies
39..............................................................................Distribution of The Policies
40..............................................................................Not Applicable

N-8B-2 ITEM                                                                            CAPTION IN PROSPECTUS
41(a)...........................................................................Distribution of The Policies
42..............................................................................Not Applicable
43..............................................................................Not Applicable
44..............................................................................How The Cash Value Varies
45..............................................................................Not Applicable
46..............................................................................How The Cash Value Varies
47..............................................................................Not Applicable
48..............................................................................Custodian of Assets
49..............................................................................Not Applicable
50..............................................................................Not Applicable
51..............................................................................Summary of The Policies; Information
                                                                                About The Policies
52..............................................................................Substitution of Securities
53..............................................................................Taxation of The Company
54..............................................................................Not Applicable
55..............................................................................Not Applicable
56..............................................................................Not Applicable
57..............................................................................Not Applicable
58..............................................................................Not Applicable
59..............................................................................Financial Statements

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

                                   Home Office
                                 P.O. Box 182150
                              One Nationwide Plaza
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

            MODIFIED SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICIES*
             ISSUED BY NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VL SEPARATE ACCOUNT-A


The Life Insurance Policies offered by this prospectus are variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage on the Insured named in the Policy. The Policies may also provide a Cash Surrender Value if the Policy is surrendered during the lifetime of the Insured. The Death Benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VL Separate Account-A (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus may meet the definition of a "modified endowment contract" under Section 7702A of the Internal Revenue Code (the "Code"). The Code provides for taxation in the same manner as annuities for surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code also provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is 1) paid after the Policy Owner is 59-1/2 or disabled; or 2) the distribution is part of an annuity to the Policy Owner as defined in the Code. (See "Tax Matters.")

It may not be advantageous to replace existing insurance with Policies described in this prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy. The Policies may not be advantageous for persons who may wish to make policy loans or withdrawals prior to attaining age 59-1/2. (See "Tax Matters.")

*The contract is titled a "Flexible Premium Variable Life Insurance Policy" in
 Texas.

The Policy Owner may allocate premiums and Cash Value to one or more of the sub-accounts of the Variable Account and the Fixed Account. The assets of each sub-account will be used to purchase, at net asset value, shares of a designated Underlying Mutual Fund in the following series of the underlying variable account Mutual Fund options:

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:                 NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST:
   -American Century VP Balanced                              -Limited Maturity Bond Portfolio
   -American Century VP Capital Appreciation                  -Growth Portfolio
   -American Century VP International                         -Partners Portfolio
DREYFUS                                                     OPPENHEIMER VARIABLE ACCOUNT FUNDS:
   -Dreyfus Stock Index Fund                                  -Bond Fund
   -Dreyfus Socially Responsible Growth Fund                  -Global Securities Fund
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:                    -Multiple Strategies Fund
   -High Income Portfolio**                                 STRONG SPECIAL FUND II, INC.:
   -Equity-Income Portfolio                                   -Special Fund II
   -Growth Portfolio                                        STRONG VARIABLE INSURANCE FUNDS, INC.:
   -Multiple Strategies Fund                                  -International Stock Fund II
   -Overseas Portfolio                                        -Discovery Fund II, Inc.
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:               VAN ECK WORLDWIDE INSURANCE TRUST:
   -Asset Manager Portfolio                                   -Gold and Natural Resources Fund
   -Contrafund Portfolio                                      -Worldwide Bond Fund
NATIONWIDE SEPARATE ACCOUNT TRUST:                          VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST:
   -Capital Appreciation Fund                                 -American Capital Real Estate Securities Fund
   -Money Market Fund                                       WARBURG PINCUS TRUST:
   -Government Bond Fund                                      -International Equity Portfolio
   -Small Company Fund                                        -Small Company Growth Portfolio
   -Total Return Fund

** The High Income Portfolio may invest in lower quality debt securities commonly referred to as junk bonds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.


THE COMPANY (NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY) GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE.


THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."

               THE DATE OF THIS PROSPECTUS IS __________________.

                                GLOSSARY OF TERMS

ATTAINED AGE- The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Cash Value.

BENEFICIARY- The person to whom the proceeds due on the Insured's death are paid.

CASH VALUE- The sum of the value of Policy assets in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE- The Policy's Cash Value, less any indebtedness under the Policy, less any Surrender Charge.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life and Annuity Insurance Company.

DEATH PROCEEDS- Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force.

FIXED ACCOUNT- An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT- All assets of the Company other than those of the Variable Account or those of other separate accounts that have been or may be established by the Company.

GUIDELINE SINGLE PREMIUM- The amount of single premium calculated in accordance with the provisions of the Code. It represents the single premium required to mature the Policy under guaranteed mortality and expense charges, and an interest rate of 6%.

HOME OFFICE- The main office of the Company located in Columbus, Ohio.

INSURED- The person whose life is covered by the Policy, and who is named on the Policy Data Page.

MATURITY DATE- The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DATE- The same day as the Policy Date for each succeeding month.

NET ASSET VALUE- The worth of one share of a Mutual Fund as calculated at the end of each business day. Net Asset Value is computed by adding the value of all portfolio holdings, plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

POLICY ANNIVERSARY- An anniversary of the Policy Date.

POLICY CHARGES- All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE- The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT- The Portion of the Cash Value which results from Policy Loans.

POLICY OWNER- The person designated in the Policy application as the Owner.

POLICY YEAR- Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

SPECIFIED AMOUNT- A dollar amount used to determine the Death Benefit under a Policy. It is shown on the Policy Data Page.

SURRENDER CHARGE- An amount deducted from the Cash Value if the Policy is surrendered.

UNDERLYING MUTUAL FUNDS- The Underlying mutual funds which correspond to the sub-accounts of the Variable Account.

VALUATION DATE- Each day both the New York Stock Exchange and the Company's Home Office is open for business or any other day during which there is a sufficient degree of trading such that the current net asset value of the Accumulated Units might be materially affected.

VALUATION PERIOD- A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- Nationwide VL Separate Account-A, a separate investment account of Nationwide Life and Annuity Insurance Company.

                                TABLE OF CONTENTS

GLOSSARY OF TERMS......................................................................................................3
SUMMARY OF THE POLICIES................................................................................................6
         Variable Life Insurance.......................................................................................6
         The Variable Account and its Sub-Accounts.....................................................................6
         The Fixed Account.............................................................................................6
         Deductions and Charges........................................................................................6
         Premiums......................................................................................................9

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY..........................................................................9

THE VARIABLE ACCOUNT...................................................................................................9
         Investments of the Variable Account...........................................................................9

         American Century Variable Portfolios, Inc., member of American Century(SM) Investments ......................10

         Dreyfus......................................................................................................11
         Fidelity Variable Insurance Products Fund....................................................................11
         Fidelity Variable Insurance Products Fund II.................................................................12
         Nationwide Separate Account Trust............................................................................12
         Neuberger & Berman Advisers Management Trust.................................................................13
         Oppenheimer Variable Account Funds...........................................................................14
         Strong Special Fund II, Inc..................................................................................14
         Strong Variable Insurance Funds, Inc.........................................................................14
         Van Eck Worldwide Insurance Trust............................................................................15
         Van Kampen American Capital Life Investment Trust............................................................15
         Warburg Pincus Trust.........................................................................................15
         Reinvestment.................................................................................................16
         Transfers....................................................................................................16
         Dollar Cost Averaging........................................................................................16
         Substitution of Securities...................................................................................17
         Voting Rights................................................................................................17
INFORMATION ABOUT THE POLICIES........................................................................................18
         Underwriting and Issuance....................................................................................18
         -Minimum Requirements for Issuance of a Policy...............................................................18

         -Premium Deposits............................................................................................18

         -Allocation of Cash Value....................................................................................18
         -Short-Term Right to Cancel Policy...........................................................................19
POLICY CHARGES........................................................................................................19
         Deductions from Premiums.....................................................................................19
         Monthly Deductions...........................................................................................19
         -Cost of Insurance Charge....................................................................................19
         -Administrative Expense Charge...............................................................................19
         -Tax Expense Charge..........................................................................................20
         -Mortality and Expense Risk Charge...........................................................................20
         Surrender Charges............................................................................................20
HOW THE CASH VALUE VARIES.............................................................................................21
         How the Investment Experience is Determined..................................................................21
         Net Investment Factor........................................................................................21
         Valuation of Assets..........................................................................................21
         Determining the Cash Value...................................................................................22
         Valuation Periods and Valuation Dates........................................................................22
SURRENDERING THE POLICY FOR CASH......................................................................................22
         Right to Surrender...........................................................................................22
         Cash Surrender Value.........................................................................................22
         Partial Surrenders...........................................................................................22
         Maturity Proceeds............................................................................................23
         Income Tax Withholding.......................................................................................23
POLICY LOANS..........................................................................................................23
         Taking a Policy Loan.........................................................................................23
         Effect on Investment Performance.............................................................................23
         Interest.....................................................................................................24
         Effect on Death Benefit and Cash Value.......................................................................24
         Repayment....................................................................................................24
HOW THE DEATH BENEFIT VARIES..........................................................................................24

         -Calculation of the Death Benefit............................................................................24
         -Proceeds Payable on Death...................................................................................25
RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY..........................................................................25
CHANGES OF INVESTMENT POLICY..........................................................................................25
GRACE PERIOD..........................................................................................................26
REINSTATEMENT.........................................................................................................26
THE FIXED ACCOUNT OPTION..............................................................................................26
OTHER POLICY PROVISIONS...............................................................................................27
         Policy Owner.................................................................................................27
         Beneficiary..................................................................................................27
         Assignment...................................................................................................27
         Incontestability.............................................................................................27
         Error in Age or Sex..........................................................................................27
         Suicide......................................................................................................27
         Nonparticipating Policies....................................................................................27
LEGAL CONSIDERATIONS..................................................................................................28
DISTRIBUTION OF THE POLICIES..........................................................................................28
CUSTODIAN OF ASSETS...................................................................................................28
TAX MATTERS...........................................................................................................28
         Policy Proceeds..............................................................................................28
         Taxation of the Company......................................................................................29
         Other Considerations.........................................................................................30
THE COMPANY...........................................................................................................30
COMPANY MANAGEMENT....................................................................................................30
         Directors of the Company.....................................................................................30
         Executive Officers of the Company............................................................................31
OTHER CONTRACTS ISSUED BY THE COMPANY.................................................................................32
STATE REGULATION......................................................................................................32
REPORTS TO POLICY OWNERS..............................................................................................32
ADVERTISING...........................................................................................................32
LEGAL PROCEEDINGS.....................................................................................................33
EXPERTS...............................................................................................................33
REGISTRATION STATEMENT................................................................................................33
LEGAL OPINIONS........................................................................................................33
APPENDIX..............................................................................................................34
FINANCIAL STATEMENTS..................................................................................................45

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE


The variable life insurance Policies offered by Nationwide Life and Annuity Insurance Company (the "Company") are similar in many ways to fixed-benefit whole life insurance. As with fixed-benefit whole life insurance, the Owner of the Policy pays a premium for life insurance coverage on the person insured. Also like fixed-benefit whole life insurance, the Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime. (As with fixed-benefit whole life insurance, the Cash Surrender Value during the early Policy years may be substantially lower than the premiums paid.)


However, the Policies differ from fixed-benefit whole life insurance in several respects. Unlike fixed-benefit whole life insurance, the Death Benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account sub-accounts or the Fixed Account to which Cash Values are allocated. (See "How the Death Benefit Varies.") There is no guaranteed Cash Surrender Value. (See "How the Cash Value Varies.") If the Cash Surrender Value is insufficient to pay Policy Charges, the Policy will lapse.

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS


The Company places the Policy's Cash Value in the Nationwide VL Separate Account-A and/or the Fixed Account (the "Variable Account") at the time the Policy is issued. The Policy Owner selects the sub-accounts of the Variable Account into which the Cash Value will be allocated. (See "Allocation of Cash Value.") When the Policy is issued, the Cash Value will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Cash Value allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. (See "Short-Term Right to Cancel Policy.") Assets of each sub-account are invested at net asset value in shares of a corresponding Underlying Mutual Fund option. For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account." The Policy Owner also can have Cash Value allocated to the Fixed Account.


THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the Cash Value of the Policy. These charges are made for administrative expenses, state premium taxes, federal taxes, providing life insurance protection and assuming the mortality and expense risks.

The Company deducts a monthly charge for the cost of insurance, administrative charges, premium tax, and federal tax from the Policy's Cash Value attributable to the Variable Account and Fixed Account. The Company also deducts on a monthly basis from the Cash Value attributable to the Variable Account, a charge to provide for mortality and expense risks. For Policies which are surrendered in the first 9 Policy Years, the Company deducts a Surrender Charge not to exceed 10% of the initial Premium Payment. This includes a charge for deferred sales expenses and premium tax recovery. The sales surrender charge will never exceed 7.5% of the initial premium payments. For a complete discussion of all charges, deductions and reductions of charges, see "Charges and Other Deductions."


Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
                          (AFTER EXPENSE REIMBURSEMENT)


----------------------------------------------------------------------------------------------------------
                                                     Management Fees   Other Expenses    Total Expenses
----------------------------------------------------------------------------------------------------------
American Century Variable Portfolios,                      1.00%             0.00%             1.00%
--------------------------------------
Inc.-American Century VP Balanced
----------------------------------------------------------------------------------------------------------
American Century Variable Portfolios,                      1.00%             0.00%             1.00%
--------------------------------------
Inc.-American Century VP Capital Appreciation
----------------------------------------------------------------------------------------------------------
American Century Variable Portfolios,                      1.50%             0.00%             1.50%
--------------------------------------
Inc.-American Century VP International
----------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                                   0.27%             0.12%             0.39%
----------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible Growth Fund                   0.69%             0.58%             1.27%
----------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Equity-Income Portfolio                  0.51%             0.10%             0.61%
----------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Growth Portfolio                         0.61%             0.09%             0.70%
----------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-High Income Portfolio                    0.60%             0.11%             0.71%
----------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Overseas Portfolio                       0.76%             0.15%             0.91%
----------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Asset Manager Portfolio               0.71%             0.08%             0.79%
----------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Contrafund Portfolio                  0.61%             0.11%             0.72%
----------------------------------------------------------------------------------------------------------
NSAT-Capital Appreciation Fund                             0.50%             0.04%             0.54%
----------------------------------------------------------------------------------------------------------
NSAT-Government Bond Fund                                  0.50%             0.01%             0.51%
----------------------------------------------------------------------------------------------------------
NSAT-Money Market Fund                                     0.50%             0.02%             0.52%
----------------------------------------------------------------------------------------------------------
NSAT-Small Company Fund                                    1.00%             0.25%             1.25%
----------------------------------------------------------------------------------------------------------
NSAT-Total Return Fund                                     0.50%             0.01%             0.51%
----------------------------------------------------------------------------------------------------------
Neuberger&Berman Advisers Management Trust-                0.84%             0.10%             0.94%
Growth Portfolio
----------------------------------------------------------------------------------------------------------
Neuberger&Berman Advisers Management Trust-                0.65%             0.10%             0.75%
Limited Maturity Bond Portfolio
----------------------------------------------------------------------------------------------------------
Neuberger&Berman Advisers Management Trust-                0.85%             0.30%             1.15%
Partners Portfolio
----------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds-Bond Fund               0.75%             0.05%             0.80%
----------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds-Global                  0.74%             0.15%             0.89%
Securities Fund
----------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds-Multiple                0.74%             0.03%             0.77%
Strategies Fund
----------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc. -Discovery           1.00%             0.31%             1.31%
Fund II, Inc.
----------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds,                           1.00%             0.97%             1.97%
Inc.-International Stock Fund II
----------------------------------------------------------------------------------------------------------
Strong Special Fund II, Inc.                               1.00%             0.20%             1.20%
----------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-Gold and Natural         0.80%             0.16%             0.96%
Resources
----------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-Worldwide Bond           0.79%             0.15%             0.94%
Fund
----------------------------------------------------------------------------------------------------------
Van Kampen American Capital Life Investment                1.00%             1.90%             2.90%
Trust-Real Estate Securities Fund
----------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-International Equity Portfolio        1.00%             0.44%             1.44%
----------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-Small Company Growth Portfolio        0.90%             0.35%             1.25%
----------------------------------------------------------------------------------------------------------


The Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the Variable Account's unit value. None of the above Underlying Mutual Funds are subject to 12b-1 fees.

The following funds are subject to fee waivers or expense reimbursement arrangements:

--------------------------------------------------------------------------------
         FUND                      EXPENSES WITHOUT REIMBURSEMENT OR WAIVER
--------------------------------------------------------------------------------
Dreyfus Stock Index Fund       In the event that aggregate expenses of the Fund
                               exceed .40 of 1% of the value of the Fund's
                               average net assets for the fiscal year, the Fund
                               may deduct from the payment to be made to
                               Dreyfus, or Dreyfus will bear, such excess
                               expense. In addition, the Fund may waive receipt
                               of its fees and/or voluntarily assume certain
                               expenses of the Fund, which would have the effect
                               of lowering the overall expense ratio of the
                               Fund.
--------------------------------------------------------------------------------
Dreyfus Socially Responsible   In the event that aggregate expenses of the Fund
Growth Fund                    exceed .40 of 1% of the value of the Fund's
                               average net assets for the fiscal year, the Fund
                               may deduct from the payment to be made to
                               Dreyfus, or Dreyfus will bear, such excess
                               expense. In addition, the Fund may waive receipt
                               of its fees and/or voluntarily assume certain
                               expenses of the Fund, which would have the effect
                               of lowering the overall expense ratio of the
                               Fund.
--------------------------------------------------------------------------------
Fidelity VIP Fund -            The Adviser has voluntarily agreed subject to
Equity-Income Portfolio        revision or termination to reimburse a fund if,
                               and to the extent that, its aggregate operating
                               expenses, including management fees, exceed a
                               specified annual rate for the fund. The expense
                               cap is: 1.50% imposed on October 9, 1986. Since
                               the expense ratio is significantly below the
                               expense cap there is no reimbursement and none
                               anticipated during the current year. Since there
                               is no reimbursement the discontinuance of the
                               arrangement has no effect on total fund operating
                               expenses.
--------------------------------------------------------------------------------
Fidelity VIP Fund - Growth     The Adviser has voluntarily agreed subject to
Portfolio                      revision or termination to reimburse a fund if,
                               and to the extent that, its aggregate operating
                               expenses, including management fees, exceed a
                               specified annual rate for the fund. The expense
                               cap is: 1.50% imposed on October 9, 1986. Since
                               the expense ratio is significantly below the
                               expense cap there is no reimbursement and none
                               anticipated during the current year. Since there
                               is no reimbursement the discontinuance of the
                               arrangement has no effect on total fund operating
                               expenses.
--------------------------------------------------------------------------------
Fidelity VIP Fund -            The Adviser has voluntarily agreed subject to
High-Income Portfolio          revision or termination to reimburse a fund if,
                               and to the extent that, its aggregate operating
                               expenses, including management fees, exceed a
                               specified annual rate for the fund. The expense
                               cap is: 1.00% imposed on September 19, 1985.
                               Since the expense ratio is significantly below
                               the expense cap there is no reimbursement and
                               none anticipated during the current year. Since
                               there is no reimbursement the discontinuance of
                               the arrangement has no effect on total fund
                               operating expenses.
--------------------------------------------------------------------------------
Fidelity VIP Fund - Overseas   The Adviser has voluntarily agreed subject to
Portfolio                      revision or termination to reimburse a fund if,
                               and to the extent that, its aggregate operating
                               expenses, including management fees, exceed a
                               specified annual rate for the fund. The expense
                               cap is: 1.50% imposed on January 28, 1986. Since
                               the expense ratio is significantly below the
                               expense cap there is no reimbursement and none
                               anticipated during the current year. Since there
                               is no reimbursement the discontinuance of the
                               arrangement has no effect on total fund operating
                               expenses.
--------------------------------------------------------------------------------
Warburg Pincus Trust -         The Management Fees, Other Expenses and Total
International Equity           Portfolio Operating Expenses are net of any fee
Portfolio                      waivers or expense reimbursements. Without such
                               waivers or reimbursements, Management Fees would
                               have equaled 1.00%, Other Expenses would have
                               equaled 1.21% and total Portfolio Operating
                               Expenses would have equaled 2.21%. The Fund's
                               investment adviser had undertaken to reduce or
                               otherwise limit Total Portfolio Operating
                               Expenses; there is no assurance that these
                               undertakings will continue.
--------------------------------------------------------------------------------
Warburg Pincus Trust - Small   The Management Fees, Other Expenses and Total
Company Growth Portfolio       Portfolio Operating Expenses are net of any fee
                               waivers or expense reimbursements. Without such
                               waivers or reimbursements, Management Fees would
                               have equaled .90%, Other Expenses would have
                               equaled .60% and total Portfolio Operating
                               Expenses would have equaled 1.50%. The Fund's
                               investment adviser had undertaken to reduce or
                               otherwise limit Total Portfolio Operating
                               Expenses; there is no assurance that these
                               undertakings will continue.
--------------------------------------------------------------------------------

The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company.

PREMIUMS

The minimum premium for which a Policy may be issued is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. A Policy may be issued to an insured up to age 80.

For a limited time, the Policy Owner has a right to cancel the Policy and receive a full refund of premiums paid. (See "Short-Term Right to Cancel Policy.")


                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

The Nationwide Life and Annuity Company (the "Company"), is a stock life insurance company organized under the laws of the State of Ohio and was established in February, 1981. The Company is a member of the Nationwide Insurance Enterprise of companies which includes Nationwide Life Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a multiple line of products, including annuities. As of October 21, 1996, It is admitted to do business in 43 states and the District of Columbia (for additional information, see "The Company").


                              THE VARIABLE ACCOUNT


The Nationwide VL Separate Account-A (formerly the Financial Horizons VL Separate Account-1) (the "Variable Account") was established by the Company on August 8, 1984. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not changeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The Death Benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How Cash Value Varies").

Premium payments and Cash Value are allocated within the Variable Account among one or more sub-accounts. The assets of each sub-account are used to purchase shares of the funds designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.


INVESTMENTS OF THE VARIABLE ACCOUNT


At the time of application, the Policy Owner elects to have the Cash Value allocated among one or more of the Variable Account sub-accounts and the Fixed Account. (See "Allocation of Cash Value.") When the policy is issued, the Policy's Cash Value not allocated to the Fixed Account is placed in the Nationwide Separate Account Trust Money Market sub-account until expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. (See "Short-Term Right to Cancel Policy.") At the expiration of this period, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). Such election is subject to any minimum premium limitations which may be imposed by the Underlying Mutual Fund option(s). In addition, no less than 5% of premium may be allocated to any one sub-account or the Fixed Account. The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus. (See "Transfers", "Allocation of Cash Value" and "Short-Term Right to Cancel Policy.")


Additional Premium Deposits, upon acceptance, will be allocated to the Nationwide Separate Account Trust Money Market Fund unless the Policy Owner specifies otherwise. (See "Premium Deposits.") Premium Deposits will be held only while the Company obtains information necessary to evaluate the risk. Following the underwriting process, the Company will either issue the policy or refund deposits within 5 days from the date thereof.

Each of the Underlying Mutual Fund options is a series of registered investment companies which receive investment advice from a registered investment adviser:



   1) American Century Variable Portfolios, Inc., managed by American Century Investment Management, Inc., an affiliate of American Century Companies, Inc.;


   2)   Dreyfus Stock Index Fund, managed by The Dreyfus Corporation;

   3) Dreyfus Socially Responsible Growth Fund, Inc., managed by Dreyfus Corporation;

   4) Fidelity Variable Insurance Products Fund, managed by Fidelity Management & Research Company;

   5) Fidelity Variable Insurance Products Fund II, managed by Fidelity Management & Research Company;

   6) The Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;


   7) Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

   8) Oppenheimer Variable Account Funds, managed by Oppenheimer Management Corporation;

   9)   Strong Special Fund II, Inc., managed by Strong Capital Management,
        Inc.;

   10) Strong Variable Insurance Funds, Inc., managed by Strong Capital Management, Inc.;

   11) Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

   12) Van Kampen American Capital Life Investment Trust managed by Van Kampen American Capital Asset Management, Inc.;

  13)   Warburg Pincus Trust, managed by Warburg Pincus Counsellors, Inc.;


A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. These Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., MEMBER OF AMERICAN CENTURY(SM) INVESTMENTS

American Century Variable Portfolios, Inc. (formerly TCI Portfolios, Inc.) was organized as a Maryland corporation in 1987. It is a diversified, open-end management company, designed only to provide investment vehicles for variable annuity and variable life insurance products of insurance companies. A member of American Century(SM) Investments, American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

-      AMERICAN CENTURY VP BALANCED

       Investment Objective: Capital growth and current income. The fund will seek to achieve its objective by maintaining approximately 60% of the assets of the fund in common stocks (including securities convertible into common stocks and other equity equivalents) that are considered by management to have better-than-average prospects for appreciation and approximately 40% in fixed income securities. There can be no assurance that the Fund will achieve its investment objective.

-      AMERICAN CENTURY VP CAPITAL APPRECIATION

       Investment Objective: Capital growth. The fund will seek to achieve its objective by investing in common stocks (including securities convertible into common stocks and other equity equivalents) that meet certain fundamental and technical standards of selection and have, in the opinion of the fund's investment manager, better than average potential for appreciation. The fund tries to stay fully invested in such securities, regardless of the movement of stock prices generally.


       The fund may invest in cash and cash equivalents temporarily or when it is unable to find common stocks meeting its criteria of selection. It may purchase securities only of companies that have a record of at least three years continuous operation. There can be no assurance that the Fund will achieve its investment objective.

-      AMERICAN CENTURY VP INTERNATIONAL

       Investment Objective: To seek capital growth. The fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. Securities of United States issuers may be included in the portfolio from time to time. Although the primary investment of the fund will be common stocks (defined to include depository receipts for common stocks), the fund may also invest in other types of securities consistent with the fund's objective. When the manager believes that the total return potential of other securities equals or exceeds the potential return of common stocks, the fund may invest up to 35% of its assets in such other securities. There can be no assurance that the fund will achieve its objectives.

       (Although the Statement of Additional Information concerning American Century Variable Portfolios, Inc., refers to redemptions of securities in kind under certain conditions, all surrendering or redeeming Contract Owners will receive cash from the Company.)


DREYFUS

-      DREYFUS STOCK INDEX FUND

       The Dreyfus Stock Index Fund, Inc. is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager.

       Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

-      THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

       The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. The Dreyfus Corporation serves as the Fund's investment advisor. Tiffany Capital Advisors, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

       Investment Objective: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ('FMR') is the Fund's manager.

-      HIGH INCOME PORTFOLIO

       Investment Objective: To obtain a high level of current income by investing primarily in high-risk, high-yielding, lower rated fixed-income securities, while also considering growth of capital. The Fund's manager will seek high current income normally by investing the Fund's assets as follows:

       - at least 65% in income-producing debt securities and preferred stocks, including convertible securities, zero coupon securities, and mortgage-backed and asset-based securities;

       - up to 20% in common stocks and other equity securities when consistent with the Fund's primary objective or acquired as part of a unit combining fixed-income and equity securities.

       Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Fund may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Fund's prospectus.

-      EQUITY-INCOME PORTFOLIO

       Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

-      GROWTH PORTFOLIO

       Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.


-      OVERSEAS PORTFOLIO

       Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

-      ASSET MANAGER PORTFOLIO

       Investment Objective: To seek to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

-      CONTRAFUND PORTFOLIO

       Investment Objective: To seek capital appreciation by investing primarily in companies that the fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.


NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc., of One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.


-      CAPITAL APPRECIATION FUND

       Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-      MONEY MARKET FUND

       Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-      GOVERNMENT BOND FUND

       Investment Objective: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.


-      SMALL COMPANY FUND

       Investment Objective: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. Nationwide Advisory Services, Inc. ("NAS"), the Fund's adviser, has employed a group of sub-advisers each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L.P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg, Pincus Counsellors, Inc. These sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.



-      TOTAL RETURN FUND

       Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds, with a primary emphasis on common stocks.



NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust is an open-end diversified management investment company established as a Massachusetts business trust on December 14, 1983. Shares of the Trust are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context. The investment adviser is Neuberger & Berman Management Incorporated.



-      LIMITED MATURITY BOND PORTFOLIO

       Investment Objective: To provide the high level of current income, consistent with low risk to principal and liquidity, and secondarily, its total return. It seeks to achieve its objectives through investments in a diversified portfolio of fixed and variable rate debt securities and seeks to increase income and preserve or enhance total return by actively managing average portfolio maturity in light of market conditions and trends. The portfolio invests in securities which are at lease investment grade and does not invest in junk bonds.



-      GROWTH PORTFOLIO

       Investment Objective: The Portfolio seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above average earnings or otherwise provide investors with above average potential for capital appreciation. To maximize this potential, the investment adviser may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

-      PARTNERS PORTFOLIO

       Investment Objective: To seek capital growth. This portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof. There is no assurance the investment objective will be met.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-ended, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Management Corporation is the Funds' investment advisor.

-      BOND FUND

       Investment Objective: Primarily to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the fund seeks capital growth when consistent with its primary objective.

-      GLOBAL SECURITIES FUND

       Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.

-      MULTIPLE STRATEGIES FUND

       Investment Objective: To seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

STRONG SPECIAL FUND II, INC.

The Strong Special Fund II, Inc. ("Special Fund II") is a diversified, open-end management company commonly called a Mutual Fund. The Special Fund II was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life policies. Strong Capital Management, Inc. (the "Advisor") is the investment advisor for the fund.

-      SPECIAL FUND II, INC.

       Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

STRONG VARIABLE INSURANCE FUNDS, INC.

The Strong Variable Insurance Funds, Inc. is a diversified, open-end management company commonly called a mutual fund. The Strong Discovery Fund II, Inc. ("Discovery Fund II") and the Strong International Stock Fund II (the "International Stock Fund II") were separately incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management, Inc. is the investment advisor for each of the Funds.

-      INTERNATIONAL STOCK FUND II

       Investment Objective: To seek capital growth by investing primarily in the equity securities of issuers located outside the United States.

-      DISCOVERY FUND II, INC.
       Investment Objective: To seek maximum capital appreciation through investments in a diversified portfolio of securities. The fund normally emphasizes investment in equity securities and may invest up to 100% of its total assets in equity securities including common stocks, preferred stocks and securities convertible into common or preferred stocks. Although the Fund normally emphasizes investment in equity securities, the fund has the flexibility to invest in any type of security that its advisor believes has the potential for capital appreciation including up to 100% of its total assets in debt obligations, including intermediate to long-term corporate or U.S. government debt securities.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a "business trust" under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of the Trust are offered only to separate accounts of various insurance companies to fund benefits of variable insurance and annuity policies. The assets of the Trust are managed by Van Eck Associates Corporation.

-      GOLD AND NATURAL RESOURCES FUND

       Investment Objective: To seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an objective.

-      WORLDWIDE BOND FUND

       Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities. The debt securities in which the fund will invest will be primarily high grade; the fund will not invest in junk bonds.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

       The Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Massachusetts business trust on June 3, 1985. The Trust offers shares in separate funds which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

       -REAL ESTATE SECURITIES FUND

       Investment Objective: To seek long-term capital growth by investing in a portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Fund may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. There can be no assurance that the Fund will achieve its investment objective.

WARBURG PINCUS TRUST

The Warburg Pincus Trust ("Trust") is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Trust portfolios are managed by Warburg, Pincus Counsellors, Inc. ("Counsellors.")

-      INTERNATIONAL EQUITY PORTFOLIO

       Investment Objective: To seek long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of "Counsellors" have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

-      SMALL COMPANY GROWTH PORTFOLIO

       Investment Objective: To seek capital growth by investing in a portfolio of equity securities of small-sized domestic companies. The Portfolio ordinarily will invest at least 65% of its total assets in common stocks or warrants of small-sized companies (i.e., companies having stock market capitalizations of between $25 million and $1 billion at the time of purchase) that represent attractive opportunities for capital growth. The Portfolio intends to invest primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market. The Portfolio's investments will be made on the basis of their equity characteristics and securities ratings generally will not be a factor in the selection process.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the mutual funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy. (See "Allocation of Cash Value.")

TRANSFERS

The Policy Owner may transfer Cash Value among the sub-accounts of the Variable Account and the Fixed Account. A transfer will take effect on the date of receipt of written notice at the Company's Home Office. Transfer requests must be in a written form acceptable to the Company.

After the First Policy Anniversary, the Policy Owner may annually request a transfer of up to 100% of the Cash Value from the Variable Account to the Fixed Account. The Policy Owner's Cash Value in each Sub-Account will be determined as of the date the transfer request is received in the Home Office in good order. The Company reserves the right to restrict transfers to the Fixed Account to 25% of the Cash Value.

The Policy Owner may annually transfer a portion of the value of the Fixed Account to the Variable Account without penalty or adjustment. The Company reserves the right to limit the amount of Cash Value transferred out of the Fixed Account each Policy Year. Transfers from the Fixed Account must be made within 30 days after the termination date of the interest rate guarantee period.

Transfers among the sub-accounts may be made once per Valuation Date and may be made either in writing or, in states allowing such transfers, by telephone. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may withdraw the telephone exchange privilege upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account to any other sub-account within the Variable Account on a monthly basis. This service is intended to allow the Policy Owner to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging, will result in a profit or protect against loss in a declining market. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less policy indebtedness, of $15,000. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost Averaging, may be subject to certain additional restrictions. (See "Transfers.") A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account will be processed monthly until either the value in the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account is completely depleted or the Policy Owner instructs the Company in writing to cancel the monthly transfers.

The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days written notice to Policy Owners however, any such discontinuation would not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.


SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options described in this prospectus should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.


VOTING RIGHTS

Voting rights under the Policies apply with respect to Cash Value allocated to the sub-accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each sub-account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the net asset value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.


Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.


Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

Underwriting for these Policies is designed to group applicants into classifications which can be expected to produce mortality experience consistent with the actuarial structure for that class. The Company uses the following methods of underwriting: (a) simplified underwriting not routinely requiring a physical examination, and (b) medical or paramedical underwriting which requires such an examination. (See "How the Death Benefit Varies.")

The Company reserves the right to request a medical examination on any applicant where an affirmative response to one of the medical questions of the application requires additional underwriting by the Company.

The minimum amount of initial premium that will be accepted by the Company is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. Policies may be issued to Insureds issue ages 80 or younger. Before issuing any Policy, the Company requires evidence of insurability satisfactory to it, which may include a medical examination.

-Premium Deposits

The initial premium for a Policy is payable in full at the Company's Home Office. The minimum amount of initial premium required is $10,000 for issue ages 0-70 and $50,000 for issue ages 71-80. The Specified Amount of Death Benefit is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of the initial premium, and delivery of the Policy while the insured is still living.

The Policy is primarily intended to be a single premium policy with a limited ability to make additional payments. Subsequent premium payments under the Policy are permitted under the following circumstances:

       1. an additional premium payment is required to keep the Policy in force (see "Grace Period"); or

       2. except in Virginia, additional premium payments of at least $1,000 may be made at any time provided the premium limits prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract are not violated.

Deposits of additional premiums if accepted, may increase the Specified Amount of Insurance. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk. The Company may require that any existing Policy indebtedness is repaid prior to accepting any additional premium payments.

Additional Premium Deposits, upon acceptance, will be allocated to the Nationwide Separate Account Trust Money Market Fund unless the Policy Owner specifies otherwise.

The Company will not accept a subsequent premium deposit which would result in total premiums paid exceeding the premium limitations prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract.

-Allocation of Cash Value

At the time a Policy is issued, its Cash Value will be based on the Nationwide Separate Account Trust Money Market Fund sub-account value or the Fixed Account as if the Policy had been issued and the premium invested on the date the premium was received in good order by the Company. When the Policy is issued, the Cash Value will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Cash Value allocated to a Sub-Account on the Application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). The Policy Owner may change the allocation of Cash Value or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in the prospectus. Cash Value allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary. (See "Transfers" and "Investments of the Variable Account.")

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%.

-Short-Term Right to Cancel Policy

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the total premiums paid within seven days after it receives the Policy.

                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

No deduction is made from any premium at the time of payment. 100% of each premium payment is applied to the Cash Value.

MONTHLY DEDUCTIONS

On the Policy Date and on each Monthly Anniversary Date, the Company will deduct an amount to cover charges and expenses incurred in connection with the Policy. Generally, this Monthly Deduction will be deducted on a pro-rata basis from the Cash Value in each Sub-account and the Fixed Account. The amount of the Monthly Deductions will vary from month to month. If the Cash Surrender Value is not sufficient to cover the Monthly Deduction which is due, the Policy may lapse (see "Grace Period"). The Monthly Deductions are comprised of the following charges:

       -Cost of Insurance Charge

       Immediately after the Policy is issued, the Death Benefit will be substantially greater than the initial premium payment. While the Policy is in force, prior to the Maturity Date, the Death Benefit will always be greater than the Cash Value. To enable the Company to pay this excess of the Death Benefit over the Cash Value, a monthly cost of insurance charge is deducted.

       Currently, this charge is deducted monthly and is equal to an annual rate of 0.65% multiplied by the Cash Value. On a current basis, for policy years 11 and later, this monthly charge is anticipated to be reduced to the Cash Value multiplied by an annual rate of 0.30% if the Cash Surrender Value is $100,000 or more.

       In no event will this current monthly deduction for the cost of insurance exceed the guaranteed monthly cost of insurance charges. Guaranteed cost of insurance charges will not exceed the cost based on the guaranteed cost of insurance rate multiplied by the Policy's net amount at risk. The net amount at risk is equal to the Death Benefit minus the Cash Value. Guaranteed cost of insurance rates for standard issues are based on the 1980 Commissioner's Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for substandard issues are based on appropriate percentage multiples of the 1980 CSO. These mortality tables are sex distinct.

       -Administrative Expense Charge

       The Company deducts a monthly Administrative Expense Charge to reimburse it for expenses related to the issuance and maintenance of the Policies including underwriting, establishing policy records, accounting and record keeping, and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for its actual administrative expenses. In the aggregate, the Company expects that the charges for administrative costs will be approximately equal to the related expenses. This monthly charge is equal to an annual rate of 0.30% multiplied by the Policy's Cash Value. On a current basis, for Policy Years 11 and later, this monthly charge is anticipated to be reduced to an annual rate of 0.15% multiplied by the Cash Value, provided the Cash Surrender Value is greater than or equal to $100,000. This Administrative Expense Charge is subject to a $10 per month minimum.

       -Tax Expense Charge

       During the first ten policy years, the Company makes a Monthly Deduction to compensate for certain taxes which are incurred by the Company including premium taxes imposed by various states and local jurisdictions and for federal taxes imposed under Section 848 of the Internal Revenue Code. This monthly charge is equal to an annual rate of 0.50% multiplied by the Policy's Cash Value.

       This charge is deducted monthly and includes a premium tax component equal to an annual rate of 0.30% and a federal tax component equal to an annual rate of 0.20%. The Company expects to pay an average state premium tax of approximately 2.5% of premiums for all states, although such tax rates can generally range from 0% to 4%. The Company does not anticipate to make a profit from this monthly Tax Expense Charge.

       The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-accounts of the Variable Account. (See "Taxation of the Company.") The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

       -Mortality and Expense Risk Charge

       The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the nonrecovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered during the early policy years.

       To compensate the Company for assuming these risks, a monthly charge for mortality and expense risks is deducted on a pro-rata basis from the Cash Value in each Variable Account Sub-account. This monthly charge is equal to an annual rate of 0.90% multiplied by the Cash Value attributable to the Variable Account. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from these charges.

SURRENDER CHARGES

The Company will deduct a surrender charge from the Policy's Cash Value for any Policy which is surrendered during the first nine policy years. The surrender charge is comprised of two components: a sales surrender charge and a premium tax surrender charge.

The Company incurs certain sales and other distribution expenses at the time the Policies are issued. The majority of these expenses consist of commissions paid for the sale or these policies. Premium taxes are generally incurred by the Company at the time the Policies are issued. These surrender charges are designed to recover a portion of these expenses. The Company does not expect to profit from these surrender charges. Unrecovered expenses are borne by the Company's general assets which may include profits, if any, from the monthly mortality and expense risk charges (see "Monthly Deductions"). Certain surrenders may result in adverse tax consequences (see "Tax Matters"). Maximum surrender charges are shown in the following table:


                                                Surrender Charge
                                                 as a Percent of
    Completed Policy Years                   Initial Premium Payment

                0                                     10.0%
                1                                     10.0
                2                                      9.0
                3                                      8.0
                4                                      7.0
                5                                      6.0
                6                                      5.0
                7                                      4.0
                8                                      3.0
                9+                                     0.0

Approximately 75% of the total surrender charges are for the recovery of sales expenses and 25% for the recovery of premium taxes. In no event will the sales surrender charge exceed 7.5% of the total premium payments.

The amount of the sales surrender charge may be eliminated when the Policies are issued to an officer, director, former director, partner, employee, or retired employee of the Company; an employee of the General Distributor of the Policies, Nationwide Advisory Services, Inc., or an employee of an affiliate of the Company or the General Distributor, or, a duly appointed representative of the Company who receives no commission as a result of the purchase. Elimination of the sales surrender charge will be permitted by the Company only in those situations where the Company does not incur sales expenses normally associated with sales of a Policy. In no event will the elimination of any sales surrender charge be permitted where such elimination will be unfairly discriminatory to any person.


                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any premium applied since the previous Valuation Date, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each sub-account is converted to Accumulation Units of that sub-account. The conversion is accomplished by dividing the amount of Cash Value allocated to a sub-account by the value of an Accumulation Unit for the sub-account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each sub-account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that sub-account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each sub-account for the immediately preceding Valuation Period by the Net Investment Factor for the sub-account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) where:

(a)    is the net of:


       (1) the Net Asset Value per share of the Underlying Mutual Fund option held in the sub-account determined at the end of the current Valuation Period, plus


       (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund option held in the sub-account if the "ex-dividend" date occurs during the current Valuation Period.

(b)    is the net of:


       (1) The Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus,


       (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period. (See "Charge for Tax Provisions.")


For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.


The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of Underlying Mutual Fund shares because of any charge or credit for tax reserves.


VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their Net Asset Value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy, amounts credited to the Fixed Account, and any associated value in the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each sub-account are determined by dividing the net amount allocated to the sub-account by the Accumulation Unit Value for the sub-account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, generally an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate credited to the Fixed Account will never be less than 3%. The annual effective rate credited to the Policy Loan Account will never be less than 4%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's home office is open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or Savings and Loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender of the Policy, minus any charges, indebtedness or other deductions due on that date, which may also include a Surrender Charge.

PARTIAL SURRENDERS

Partial surrenders are permitted after the fifth policy year. Partial surrenders will be permitted only if they satisfy the following requirements:

       1. The partial surrender request is in writing and the request is signed by the Policy Owner or an authorized party of the Policy Owner; and

       2. The maximum partial surrender in any Policy Year, not subject to Surrender Charges, is limited to the maximum of:

              (i)   10% of the total premium payments; and

              (ii) 100% of cumulative earnings (Cash Value less total premium payments less any existing policy indebtedness);

       3. Such partial surrenders must not result in a reduction of the Cash Surrender Value below $10,000; and

       4. After such partial surrender, the Policy continues to qualify as life insurance.

All partial surrenders will be next computed after the date the Company receives a proper written request. When a partial surrender is made, the Cash Value is reduced by the amount of the partial surrender. Also, the

Specified Amount is reduced by the amount of the partial surrender unless the Death Benefit is based on the applicable percentage of the Cash Value. In such a case, a Partial Surrender will decrease the Specified Amount by the amount by which the Partial Surrender exceeds the difference between the Death Benefit and the Specified Amount. Partial surrender amounts must be first deducted from the values in the Variable sub-accounts. Partial surrenders will be deducted from the Fixed Account only to the extent that insufficient values are available in the Variable sub-accounts.

No Surrender Charges will be assessed against any such eligible partial surrenders. Certain partial surrenders may result in currently taxable income and tax penalties.

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, Participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided; (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value of the Contract exceeds the employer's interest in the contract. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisers, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.


                                  POLICY LOANS

TAKING A POLICY LOAN

The Policy Owner may take a loan using the Policy as security. During the first year, maximum Policy indebtedness is limited to 50% of the Cash Value less any Surrender Charge. Thereafter, maximum policy indebtedness is limited to 90% of the Cash Value less any Surrender Charge. The Company will not grant a loan for an amount less than $1,000 ($200 in Connecticut, $250 in Oregon, $500 in New Jersey and $500 in New York). Should the Death Benefit become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy indebtedness will be deducted from the Death Benefit, Cash Surrender Value or the Maturity Value, respectively.

Maximum Policy indebtedness, in Texas, is limited to 90% of the Cash Value less any Surrender Charge in the sub-accounts and 100% of the Cash Value less any Surrender Charge in the Fixed Account.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain Policy loans may result in currently taxable income and tax penalties. (See "Tax Matters.")

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one sub-account, withdrawals from sub-accounts will be made in proportion to the assets in each Variable Sub-account at the time of the loan. Policy Loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer.

Total policy indebtedness is comprised of two components: (i) Preferred Loans and (ii) Regular Loans. The amount of the loan account that is less than or equal to the Cash Value less the total premium payments will be treated as a Preferred Loan. Any additional loaned amounts will be treated as Regular Loans. Preferred and Regular Loan amounts will be determined once a year, as well as at any time a new loan is requested. On a current basis, preferred indebtedness will be credited interest daily at an annual effective rate of 6%, and Regular indebtedness will be credited interest daily at an annual effective rate of 4%. The credited rate for all policy indebtedness is guaranteed never to be lower than 4%. This earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary as well as at any time a new loan is requested. It will be allocated according to the Fund Allocation Factors in effect at the time of the transfer.


The loan interest rate is 6% per year for all policy indebtedness. Interest is charged daily and is payable at the end of each Policy Year as well as at any time a new loan is requested. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total loan indebtedness plus accrued interest exceeds the Cash Value less any Surrender Charges, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total loan indebtedness plus accrued interest to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of a loan may be repaid at any time while the Policy is in force during the insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-accounts and the Fixed Account in proportion to the Policy Owner's Premium allocation in effect at the time of the repayment. Each repayment may not be less than $1,000. The Company reserves the right to require that any loan repayments resulting from Policy Loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

-Calculation of the Death Benefit

At issue, the Specified Amount is determined by treating the initial premium as equal to 100% of the Guideline Single Premium. Guideline Single Premiums vary by attained age, sex, underwriting classification, and total premium payments.
The following table illustrates representative initial Specified Amounts.

                   $10,000 Single Premium         $25,000 Single Premium          $50,000 Single Premium
    Issue
     Age            Male          Female           Male           Female           Male           Female
     ---            ----          ------           ----           ------           ----           ------
      35          $62,031         $76,231        $155,077        $190,577        $310,154        $381,154
      40           49,883          61,337         124,707         153,343         249,413         306,685
      45           40,437          49,825         101,903         124,562         202,186         249,124
      50           33,079          40,742          82,698         101,854         165,397         203,708
      55           27,358          33,531          68,396          83,828         136,791         167,655
      60           22,964          27,734          57,410          69,335         114,821         138,671
      65           19,579          23,052          48,948          57,631          97,895         115,261

Generally, for a given premium payment, the initial Specified Amount is greater for females than males. The Specified Amount is shown in the Policy.

While the Policy is in force, the Death Benefit will never be less than the Specified Amount or the Applicable Percentage of Cash Value. The Death Benefit may vary with the Cash Value of the Policy, which depends on investment performance. The amount of Death Benefit will ordinarily not change for several years to reflect investment performance and may not change at all. If investment performance is favorable, the amount of Death Benefit may increase. The Applicable Percentage of Cash Value varies by attained age.

                              Applicable Percentage of Cash Value Factors
    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       ---          -------------         ---          -------------         ---          -------------
       0-40             250%               60              130%               80              105%
         41             243%               61              128%               81              105%
         42             236%               62              126%               82              105%
         43             229%               63              124%               83              105%
         44             222%               64              122%               84              105%

         45             215%               65              120%               85              105%
         46             209%               66              119%               86              105%
         47             203%               67              118%               87              105%
         48             197%               68              117%               88              105%
         49             191%               69              116%               89              105%

         50             185%               70              115%               90              105%
         51             178%               71              113%               91              104%
         52             171%               72              111%               92              103%
         53             164%               73              109%               93              102%
         54             157%               74              107%               94              101%

         55             150%               75              105%               95              101%
         56             146%               76              105%               96              101%
         57             142%               77              105%               97              101%
         58             138%               78              105%               98              101%
         59             134%               79              105%               99              101%
                                                                             100              100%

-Proceeds Payable on Death

The actual Death Proceeds payable on the Insured's death will be the Death Benefit as described above, less any outstanding Policy loans and less any unpaid Policy Charges. Under certain circumstances, the Proceeds may be adjusted. (See "Incontestability", "Error in Age or Sex", and "Suicide.")


                  RIGHT TO EXCHANGE FOR A FIXED BENEFIT POLICY

During the first twenty-four months following policy issue, there is an unconditional right to irrevocably transfer all of the Cash Value in the Variable Account to the Fixed Account.


                          CHANGES OF INVESTMENT POLICY

The Company may materially change the Investment Policy of the Variable Account. The Company must inform the Policy Owner and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy holders or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, there is an unconditional right to transfer all of the Cash Value in the Variable Account to the Fixed Account. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the Investment Policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this transfer.

                                  GRACE PERIOD

If the Cash Surrender Value in the Policy is insufficient to pay the monthly deductions, Policy loan interest, or other charges which become due but are unpaid, a grace period of 61 days will be allowed for payment of sufficient premium to continue the Policy in force. The Company will notify the Policy Owner of the amount required to continue the Policy in force. If the required amount is not received within 61 days of the notice, the Policy will terminate without value. If the Insured dies during the Grace Period, the Company will pay the Death Proceeds.

                                  REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date:

2.     providing evidence of insurability satisfactory to the Company;

3. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period;

4. paying additional premiums at least equal to 3 times the guaranteed cost of insurance charges; and

5. repaying any indebtedness against the Policy which existed at the end of the Grace Period.


The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by us. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the appropriate Surrender Charge. Such Surrender Charge will be based on the length of time from the date of premium payments to the effective date of the reinstatement. Unless the Policy Owner has provided otherwise, the allocation of the amount of the Surrender Charge, additional premium payments, and any loan repayments will be based on the Underlying Mutual Fund Allocation factors in effect at the start of the Grace Period.


                            THE FIXED ACCOUNT OPTION

Because of exemptive and exclusionary provisions, interests in Nationwide's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and Nationwide has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of Nationwide's general assets (General Account). Nationwide's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request and in the annual statement the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a Contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving beneficiary, unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insureds, the proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest a Death Benefit based on representations in any written application when such benefit has been in force, during the lifetime of the Insured, for two years.

ERROR IN AGE OR SEX

If the Insured's age, sex or both, as stated in the application, are incorrect, the affected benefits will be adjusted to reflect the correct age, sex, or both.

SUICIDE

If the Insured dies by suicide within two years from the Policy Date, the Company will pay no more than the sum of the premiums, less any unpaid loan. If the Insured dies by suicide within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

The Policies are nonparticipating. This means that they do not participate in any dividend distribution of the Company's surplus.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.


                          DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. ("NAS"), One Nationwide Plaza, Columbus, Ohio 43216.

NAS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NAS is both a broker-dealer and registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued by the Company and Nationwide Life and Annuity Insurance Company ("NLAIC") to fund the benefits of variable insurance and annuity polices. NAS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NAS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLAIC.

NAS acts as general distributor for the Nationwide Multi-Flex Variable
Account, Nationwide DC Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates.

NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, and Nationwide Investing Foundation II, which are open-end management investment companies.


Gross commissions paid by the Company on the sale of these Policies plus fees for marketing services are not more than 6.75% of the premiums paid.

                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

The Policies described in this prospectus, meet the definition of "modified endowment contracts" under Section 7702A of the Code. The Code defines modified endowment contracts as those policies issued or materially changed after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The policies offered in this prospectus typically fall within this definition. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Any distribution is taxable to the extent the Cash Value of the Policy exceeds, at the time of the distribution, the premiums paid into the Policy. The Code generally provides for a 10% tax penalty on the taxable portion of such distributions. That penalty is applicable unless the distribution is 1) paid after the Policy Owner is 59-1/2 or disabled; or 2) the distribution is part of an annuity to the Policy Owner as defined in the Code.

Even though exchanges under Section 1035 of the Code qualify as material changes, certain exchanges of pre-June 22, 1988 policies may retain their non-modified endowment status. Therefore, the policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first fifteen years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of certain material changes or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. To be adequately diversified, each sub-account of the Variable Account must meet certain tests. The Company believes that the investments of the Variable Account meet the applicable diversification standards. The regulations provide that a variable life policy which does not satisfy the diversification standards will not be treated as life insurance under Section 7702 of the Internal Revenue Code, unless the failure to satisfy regulations was inadvertent, the failure is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner of the life policy will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.


Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.


A total surrender or cancellation of the Policy by lapse may have adverse tax consequences depending on the circumstances. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

Generally the taxable portion of any Distribution from a Contract to a nonresident alien of the United States is subject to tax withholding at a rate equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includable in the recipient's gross income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

OTHER CONSIDERATIONS

The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisors should be consulted for more complete information. This discussion is based on the Company's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                                   THE COMPANY

The Company is a life insurance company writing life, accident and health insurance, and annuities in all states and the District of Columbia. The Company issues variable annuity contracts through other segregated investment accounts. This is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.


The Company serves as depositor for the Nationwide VL Separate Account-B, Nationwide VA Separate Account-C, Nationwide VA Separate Account-B, Nationwide VA Separate Account-A, and the Nationwide VL Separate Account-A, each of which is a registered investment company.


The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares home office, other facilities and equipment with Nationwide Mutual Insurance Company.


                               COMPANY MANAGEMENT

Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.


The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Corporation is the sole shareholder of the Company.


DIRECTORS OF THE COMPANY

                                 Director
             Name                 Since    Principal Occupation
             ----                 -----    --------------------
Lewis J. Alphin                    1993    Farm Owner and Operator (1)

       Keith W. Eckel                     1996    Partner and Manager, Fred W. Eckel Sons and Eckel Farms, Inc. (1)
       Willard J. Engel                   1994    General Manager Lyon County Cooperative Oil Company (1)
       Fred C. Finney                     1992    Owner and Operator, Moreland Fruit Farm; Operator, Melrose Orchard (1)
       Charles L. Fuellgraf, Jr. * +      1969    Chief Executive Officer, Fuellgraf Electric Company, Electrical
                                                  Construction and Engineering Services (1)
       Joseph J. Gasper*+                 1996    President and Chief Operating Officer, Nationwide Life and Annuity
                                                  Insurance Company and Nationwide Life and Annuity Insurance Company (1)
       Henry S. Holloway *+               1986    Farm Owner and Operator (1)
       D. Richard McFerson *+             1988    Chairman and Chief Executive Officer, Nationwide Insurance
                                                  Enterprise (2)
       David O. Miller *+                 1985    Farm Owner and Land Developer; President, Owen Potato Farm, Inc.;
                                                  Partner, M&M Enterprises (1)
       C. Ray Noecker                     1994    Farm Owner and Operator (1)
       James F. Patterson +               1989    Vice President, Pattersons, Inc. ;  President, Patterson Farms, Inc. (1)
       Arden L. Shisler *+                1984    Partner and Manager, Sweetwater Beef Farms; President and Chief
                                                  Executive Officer, K&B Transport, Inc. (1)
       Robert L. Stewart                  1989    Farm Owner and Operator; Owner, Sunnydale Mining (1)
       Nancy C. Thomas *                  1986    Farm Owner and Operator, Da-Ma-Lor Farms (1)
       Harold W. Weihl                    1990    Farm Owner and Operator, Weihl Farm (1)

       *Member, Executive Committee               +Member, Investment Committee


1)     Principal occupation for last five years.

2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson and Shisler are directors of Nationwide Corporation. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.


EXECUTIVE OFFICERS OF THE COMPANY

NAME                        OFFICE HELD
----                        -----------
D. Richard McFerson         Chairman and Chief Executive Officer-Nationwide Insurance Enterprise

Joseph J. Gasper            President and Chief Operating Officer

Gordon E. McCutchan         Executive Vice President, Law and Corporate Services and Secretary

Robert A. Oakley            Executive Vice President-Chief Financial Officer

Robert J. Woodward, Jr.     Executive Vice President-Chief Investment Officer

James E. Brock              Senior Vice President - Life Company Operations

W. Sidney Druen             Senior Vice President and General Counsel and Assistant Secretary

Harvey S. Galloway, Jr.     Senior Vice President and Chief Actuary

Richard A. Karas            Senior Vice President - Sales and Financial Services

Mark A. Folk                Vice President and Treasurer

Mr. Gasper is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Folk who joined the Registrant in 1993. From 1983-1993, Mr. Folk served as a partner in the accounting firm KPMG Peat Marwick LLP.

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the last known address of record, an annual statement showing current policy values, transactions since the last statement, policy loan information, and any other information required by federal or state laws or regulations.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as change in Specified Amount, changes in future premium allocation, transfers among sub-accounts, premium payments, loans, increase in loan principal, loan repayments, unpaid loan interest added to principal, reinstatement and termination.

                                   ADVERTISING

The Company is ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs based on selected tax brackets or discussions of alternative investment vehicles and general economic conditions.

                                LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.


The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.


                                     EXPERTS

The financial statements and schedules included herein have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Rath & Dietrich, One Nationwide Plaza, Columbus, Ohio 43216. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                    APPENDIX

     ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES, AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and Death Benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and Death Benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Cash Surrender Values falls to zero, at which time additional Premium Payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional Premium Payments are made and no Cash Values are allocated to the Fixed Account.


The amounts shown for the Cash Value, Cash Surrender Value and Death Benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross return. This is due to the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 1.00%. This effective rate is based on the average of the fund expenses for the preceding year for all underlying mutual fund options available under the policy as of January 1, 1996.



Taking account of the Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.90%, 5.1%, and 11.1% respectively.


The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection, recovering taxes, providing for administrative expenses, and assuming mortality and expense risks. Current values reflect current charges and guaranteed values reflect the maximum charges guaranteed in the Policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death Benefits than those illustrated.

In addition, the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, sex, rating classification and Premium Payment requested.

                $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES

                               0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,582      8,582       19,579     10,160      9,160        19,579       10,738        9,738       19,579
       2      11,025       9,176      8,176       19,579     10,324      9,324        19,579       11,540       10,540       19,579
       3      11,576       8,782      7,882       19,579     10,493      9,593        19,579       12,411       11,511       19,579
       4      12,155       8,401      7,601       19,579     10,667      9,867        19,579       13,358       12,558       19,579
       5      12,763       8,030      7,330       19,579     10,846     10,146        19,579       14,386       13,686       19,579
       6      13,401       7,671      7,071       19,579     11,030     10,430        19,579       15,503       14,903       19,579
       7      14,071       7,323      6,823       19,579     11,218     10,718        19,579       16,717       16,217       19,579
       8      14,775       6,985      6,585       19,579     11,413     11,013        19,579       18,041       17,641       20,025
       9      15,513       6,657      6,357       19,579     11,612     11,312        19,579       19,501       19,201       21,256
      10      16,289       6,339      6,339       19,579     11,818     11,818        19,579       21,104       21,104       22,582
      15      20,789       5,018      5,018       19,579     13,271     13,271        19,579       32,367       32,367       33,986
      20      26,533       3,854      3,854       19,579     14,983     14,983        19,579       49,517       49,517       51,993
      25      33,864       2,830      2,830       19,579     17,000     17,000        19,579       75,690       75,690       79,475
      30      43,219       1,928      1,928       19,579     19,380     19,380        19,579      116,668      116,668      117,834

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                GUARANTEED VALUES

                                  0% HYPOTHETICAL                     6% HYPOTHETICAL                    12% HYPOTHETICAL
                              GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                              -----------------------            -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,381      8,381       19,579      9,962      8,962        19,579       10,544        9,544       19,579
       2      11,025       8,734      7,734       19,579      9,896      8,896        19,579       11,130       10,130       19,579
       3      11,576       8,052      7,152       19,579      9,799      8,899        19,579       11,767       10,867       19,579
       4      12,155       7,329      6,529       19,579      9,664      8,864        19,579       12,462       11,662       19,579
       5      12,763       6,557      5,857       19,579      9,486      8,786        19,579       13,225       12,525       19,579
       6      13,401       5,724      5,124       19,579      9,255      8,655        19,579       14,069       13,469       19,579
       7      14,071       4,815      4,315       19,579      8,960      8,460        19,579       15,008       14,508       19,579
       8      14,775       3,810      3,410       19,579      8,585      8,185        19,579       16,063       15,663       19,579
       9      15,513       2,686      2,386       19,579      8,112      7,812        19,579       17,258       16,958       19,579
      10      16,289       1,418      1,418       19,579      7,519      7,519        19,579       18,628       18,628       19,932
      15      20,789         (*)        (*)          (*)      1,805      1,805        19,579       28,480       28,480       29,904
      20      26,533         (*)        (*)          (*)        (*)        (*)           (*)       43,419       43,419       45,590
      25      33,864         (*)        (*)          (*)        (*)        (*)           (*)       65,149       65,149       68,407
      30      43,219         (*)        (*)          (*)        (*)        (*)           (*)       98,541       98,541       99,527

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                $10,000 INITIAL PREMIUM: $40,437 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                                 CURRENT VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,582      8,582       40,437     10,160      9,160        40,437       10,738        9,738       40,437
       2      11,025       9,176      8,176       40,437     10,324      9,324        40,437       11,540       10,540       40,437
       3      11,576       8,782      7,882       40,437     10,493      9,593        40,437       12,411       11,511       40,437
       4      12,155       8,401      7,601       40,437     10,667      9,867        40,437       13,358       12,558       40,437
       5      12,763       8,030      7,330       40,437     10,846     10,146        40,437       14,386       13,686       40,437
       6      13,401       7,671      7,071       40,437     11,030     10,430        40,437       15,503       14,903       40,437
       7      14,071       7,323      6,823       40,437     11,218     10,718        40,437       16,717       16,217       40,437
       8      14,775       6,985      6,585       40,437     11,413     11,013        40,437       18,035       17,635       40,437
       9      15,513       6,657      6,357       40,437     11,612     11,312        40,437       19,468       19,168       40,437
      10      16,289       6,339      6,339       40,437     11,818     11,818        40,437       21,024       21,024       40,437
      15      20,789       5,018      5,018       40,437     13,271     13,271        40,437       31,910       31,910       42,759
      20      26,533       3,854      3,854       40,437     14,983     14,983        40,437       49,033       49,033       59,820
      25      33,864       2,830      2,830       40,437     17,000     17,000        40,437       75,219       75,219       87,254
      30      43,219       1,928      1,928       40,437     19,377     19,377        40,437      116,172      116,172      124,304

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                $10,000 INITIAL PREMIUM: $40,437 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                                GUARANTEED VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,501      8,501       40,437     10,080      9,080        40,437       10,658        9,658       40,437
       2      11,025       8,999      7,999       40,437     10,150      9,150        40,437       11,370       10,370       40,437
       3      11,576       8,494      7,594       40,437     10,211      9,311        40,437       12,139       11,239       40,437
       4      12,155       7,984      7,184       40,437     10,260      9,460        40,437       12,972       12,172       40,437
       5      12,763       7,467      6,767       40,437     10,297      9,597        40,437       13,874       13,174       40,437
       6      13,401       6,941      6,341       40,437     10,318      9,718        40,437       14,852       14,252       40,437
       7      14,071       6,402      5,902       40,437     10,320      9,820        40,437       15,911       15,411       40,437
       8      14,775       5,849      5,449       40,437     10,301      9,901        40,437       17,062       16,662       40,437
       9      15,513       5,276      4,976       40,437     10,256      9,956        40,437       18,310       18,010       40,437
      10      16,289       4,680      4,680       40,437     10,181     10,181        40,437       19,668       19,668       40,437
      15      20,789       1,317      1,317       40,437      9,512      9,512        40,437       29,386       29,386       40,437
      20      26,533         (*)        (*)          (*)      7,315      7,315        40,437       45,090       45,090       55,010
      25      33,864         (*)        (*)          (*)      1,889      1,889        40,437       69,171       69,171       80,238
      30      43,219         (*)        (*)          (*)        (*)        (*)           (*)      106,265      106,265      113,704

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $25,000 INITIAL PREMIUM: $101,093 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 45

                                 CURRENT VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      26,250      24,132     21,632      101,093     25,583     23,083       101,093       27,034       24,534      101,093
       2      27,562      23,289     20,789      101,093     26,182     23,682       101,093       29,244       26,744      101,093
       3      28,941      22,472     20,222      101,093     26,798     24,548       101,093       31,645       29,395      101,093
       4      30,388      21,679     19,679      101,093     27,432     25,432       101,093       34,253       32,253      101,093
       5      31,907      20,911     19,161      101,093     28,083     26,333       101,093       37,086       35,336      101,093
       6      33,502      20,165     18,665      101,093     28,753     27,253       101,093       40,164       38,664      101,093
       7      35,178      19,442     18,192      101,093     29,441     28,191       101,093       43,503       42,253      101,093
       8      36,936      18,740     17,740      101,093     30,149     29,149       101,093       47,120       46,120      101,093
       9      38,783      18,059     17,309      101,093     30,877     30,127       101,093       51,037       50,287      101,093
      10      40,722      17,399     17,399      101,093     31,626     31,626       101,093       55,280       55,280      101,093
      15      51,973      14,756     14,756      101,093     36,610     36,610       101,093       84,709       84,709      113,510
      20      66,332      12,428     12,428      101,093     42,475     42,475       101,093      131,806      131,806      160,803
      25      84,659      10,379     10,379      101,093     49,301     49,301       101,093      206,582      206,582      239,635
      30     108,049       8,575      8,575      101,093     57,224     57,224       101,093      323,780      323,780      346,445

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      96,708     86,708      195,791    102,511     92,511       195,791      108,313       98,313      195,791
       2     110,250      93,524     83,524      195,791    105,084     95,084       195,791      117,318      107,318      195,791
       3     115,762      90,446     81,446      195,791    107,723     98,723       195,791      127,071      118,071      195,791
       4     121,551      87,468     79,468      195,791    110,427    102,427       195,791      137,635      129,635      195,791
       5     127,628      84,589     77,589      195,791    113,200    106,200       195,791      149,077      142,077      195,791
       6     134,010      81,804     75,804      195,791    116,042    110,042       195,791      161,470      155,470      195,791
       7     140,710      79,111     74,111      195,791    118,955    113,955       195,791      174,903      169,903      197,641
       8     147,746      76,507     72,507      195,791    121,942    117,942       195,791      189,597      185,597      210,452
       9     155,133      73,988     70,988      195,791    125,004    122,004       195,791      205,646      202,646      224,154
      10     162,889      71,553     71,553      195,791    128,142    128,142       195,791      223,212      223,212      238,837
      15     207,893      62,060     62,060      195,791    152,505    152,505       195,791      349,845      349,845      367,337
      20     265,330      53,828     53,828      195,791    181,501    181,501       195,791      548,319      548,319      575,735
      25     338,635      46,687     46,687      195,791    216,010    216,010       226,810      859,393      859,393      902,362
      30     432,194      40,493     40,493      195,791    257,079    257,079       259,650    1,346,944    1,346,944    1,360,414

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $10,000 INITIAL PREMIUM: $19,579 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                 CURRENT VALUES

                             0% Hypothetical                     6% Hypothetical                    12% Hypothetical
                           Gross Investment Return            Gross Investment Return            Gross Investment Return
                           -----------------------            ------------------------           -----------------------
            Premiums
           Paid Plus                  Cash                               Cash                                    Cash
  Policy    Interest       Cash       Surr       Death        Cash       Surr         Death         Cash         Surr        Death
   Year       at 5%       Value      Value      Benefit      Value      Value       Benefit        Value        Value      Benefit
  ------   ---------      -----      -----      -------      -----      -----       -------        -----        -----      -------
       1      10,500       9,582      8,582       19,579     10,160      9,160        19,579       10,738        9,738       19,579
       2      11,025       9,176      8,176       19,579     10,324      9,324        19,579       11,540       10,540       19,579
       3      11,576       8,782      7,882       19,579     10,493      9,593        19,579       12,411       11,511       19,579
       4      12,155       8,401      7,601       19,579     10,667      9,867        19,579       13,358       12,558       19,579
       5      12,763       8,030      7,330       19,579     10,846     10,146        19,579       14,386       13,686       19,579
       6      13,401       7,671      7,071       19,579     11,030     10,430        19,579       15,503       14,903       19,579
       7      14,071       7,323      6,823       19,579     11,218     10,718        19,579       16,717       16,217       19,579
       8      14,775       6,985      6,585       19,579     11,413     11,013        19,579       18,041       17,641       20,025
       9      15,513       6,657      6,357       19,579     11,612     11,312        19,579       19,501       19,201       21,256
      10      16,289       6,339      6,339       19,579     11,818     11,818        19,579       21,104       21,104       22,582
      15      20,789       5,018      5,018       19,579     13,271     13,271        19,579       32,367       32,367       33,986
      20      26,533       3,854      3,854       19,579     14,983     14,983        19,579       49,517       49,517       51,993
      25      33,864       2,830      2,830       19,579     17,000     17,000        19,579       75,690       75,690       79,475
      30      43,219       1,928      1,928       19,579     19,380     19,380        19,579      116,668      116,668      117,834

ASSUMPTIONS:

(1)    NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)    UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMEN RATES OF RETURN. ACTUAL RATES OF RETUR MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $195,791 SPECIFIED AMOUNT
                         MALE: SIMPLIFIED ISSUE: AGE 65

                                GUARANTEED VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      94,724     84,724      195,791    100,554     90,554       195,791      106,387       96,387      195,791
       2     110,250      89,180     79,180      195,791    100,888     90,888       195,791      113,303      103,303      195,791
       3     115,762      83,324     74,324      195,791    100,974     91,974       195,791      120,837      111,837      195,791
       4     121,551      77,095     69,095      195,791    100,776     92,776       195,791      129,095      121,095      195,791
       5     127,628      70,416     63,416      195,791    100,242     93,242       195,791      138,201      131,201      195,791
       6     134,010      63,182     57,182      195,791     99,301     93,301       195,791      148,306      142,306      195,791
       7     140,710      55,257     50,257      195,791     97,861     92,861       195,791      159,604      154,604      195,791
       8     147,746      46,469     42,469      195,791     95,804     91,804       195,791      172,343      168,343      195,791
       9     155,133      36,605     33,605      195,791     92,985     89,985       195,791      186,774      183,774      203,583
      10     162,889      25,406     25,406      195,791     89,242     89,242       195,791      202,728      202,728      216,919
      15     207,893         (*)        (*)          (*)     50,882     50,882       195,791      313,490      313,490      329,165
      20     265,330         (*)        (*)          (*)        (*)        (*)           (*)      479,062      479,062      503,016
      25     338,635         (*)        (*)          (*)        (*)        (*)           (*)      718,814      718,814      754,755
      30     432,194         (*)        (*)          (*)        (*)        (*)           (*)    1,087,242    1,087,242    1,098,114

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $273,583 SPECIFIED AMOUNT
                           MALE: REGULAR ISSUE: AGE 55

                                 CURRENT VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      96,708     86,708      273,583    102,511     92,511       273,583      108,313       98,313      273,583
       2     110,250      93,524     83,524      273,583    105,084     95,084       273,583      117,318      107,318      273,583
       3     115,762      90,446     81,446      273,583    107,723     98,723       273,583      127,071      118,071      273,583
       4     121,551      87,468     79,468      273,583    110,427    102,427       273,583      137,635      129,635      273,583
       5     127,628      84,589     77,589      273,583    113,200    106,200       273,583      149,077      142,077      273,583
       6     134,010      81,804     75,804      273,583    116,042    110,042       273,583      161,470      155,470      273,583
       7     140,710      79,111     74,111      273,583    118,955    113,955       273,583      174,893      169,893      273,583
       8     147,746      76,507     72,507      273,583    121,942    117,942       273,583      189,433      185,433      273,583
       9     155,133      73,988     70,988      273,583    125,004    122,004       273,583      205,181      202,181      273,583
      10     162,889      71,553     71,553      273,583    128,142    128,142       273,583      222,260      222,260      273,583
      15     207,893      62,060     62,060      273,583    152,505    152,505       273,583      348,353      348,353      404,090
      20     265,330      53,828     53,828      273,583    181,501    181,501       273,583      545,981      545,981      584,200
      25     338,635      46,687     46,687      273,583    216,010    216,010       273,583      855,728      855,728      898,515
      30     432,194      40,493     40,493      273,583    257,079    257,079       273,583    1,341,201    1,341,201    1,408,261

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT THE CURRENT CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               $100,000 INITIAL PREMIUM: $273,583 SPECIFIED AMOUNT
                           MALE: REGULAR ISSUE: AGE 55

                                GUARANTEED VALUES

                             0% HYPOTHETICAL                         6% HYPOTHETICAL                    12% HYPOTHETICAL
                           GROSS INVESTMENT RETURN                GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                           -----------------------                -----------------------            -----------------------
            PREMIUMS
           PAID PLUS                   CASH                               CASH                                    CASH
  POLICY    INTEREST        CASH       SURR        DEATH       CASH       SURR         DEATH         CASH         SURR        DEATH
    YEAR       AT 5%       VALUE      VALUE      BENEFIT      VALUE      VALUE       BENEFIT        VALUE        VALUE      BENEFIT
    ----       -----       -----      -----      -------      -----      -----       -------        -----        -----      -------
       1     105,000      95,428     85,428      273,583    101,237     91,237       273,583      107,048       97,048      273,583
       2     110,250      90,746     80,746      273,583    102,348     92,348       273,583      114,641      104,641      273,583
       3     115,762      85,934     76,934      273,583    103,319     94,319       273,583      122,842      113,842      273,583
       4     121,551      80,971     72,971      273,583    104,133     96,133       273,583      131,721      123,721      273,583
       5     127,628      75,827     68,827      273,583    104,766     97,766       273,583      141,357      134,357      273,583
       6     134,010      70,462     64,462      273,583    105,188     99,188       273,583      151,838      145,838      273,583
       7     140,710      64,827     59,827      273,583    105,356    100,356       273,583      163,262      158,262      273,583
       8     147,746      58,861     54,861      273,583    105,222    101,222       273,583      175,751      171,751      273,583
       9     155,133      52,500     49,500      273,583    104,733    101,733       273,583      189,449      186,449      273,583
      10     162,889      45,670     45,670      273,583    103,829    103,829       273,583      204,536      204,536      273,583
      15     207,893       2,162      2,162      273,583     93,673     93,673       273,583      312,923      312,923      362,991
      20     265,330         (*)        (*)          (*)     56,926     56,926       273,583      480,735      480,735      514,386
      25     338,635         (*)        (*)          (*)        (*)        (*)           (*)      743,388      743,388      780,557
      30     432,194         (*)        (*)          (*)        (*)        (*)           (*)    1,136,014    1,136,014    1,192,815

ASSUMPTIONS:

(1)      NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) GUARANTEED VALUES REFLECT THE GUARANTEED CHARGES DESCRIBED IN THE "MONTHLY DEDUCTIONS" AND "SURRENDER CHARGES" SECTIONS OF THE PROSPECTUS.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS THE AVERAGE FUND EXPENSE DESCRIBED IN THE PROSPECTUS APPENDIX.

(*)      UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

                          Independent Auditors' Report

The Board of Directors and Contract Owners of
     Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1)
     Nationwide Life and Annuity Insurance Company (formerly Financial Horizons Life Insurance Company)

     We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1) as of December 31, 1995, and the related statements of operations and changes in contract owners' equity and schedules of changes in unit value for each of the years in the three year period then ended. These financial statements and schedules of changes in unit value are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules of changes in unit value based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules of changes in unit value are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements and schedules of changes in unit value referred to above present fairly, in all material respects, the financial position of Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1) as of December 31, 1995, and the results of its operations and its changes in contract owners' equity and the schedules of changes in unit value for each of the years in the three year period then ended in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP

Columbus, Ohio
February 6, 1996


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (formerly Financial Horizons VL Separate Account-1)
          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY
                               December 31, 1995

ASSETS:
Investments at market value:
Fidelity VIP - Growth Portfolio (FidGro)
     1,203 shares (cost $27,185)                        $ 35,127
Nationwide SAT - Capital Appreciation Fund (NWCapApp)
     85 shares (cost $930)                                 1,145
Nationwide SAT - Government Bond Fund (NWGvtBd)
     1,282 shares (cost $13,566)                          14,562
Nationwide SAT - Money Market Fund (NWMyMkt)
     1,941 shares (cost $1,941)                            1,941
Nationwide SAT - Total Return Fund (NWTotRet)
     960 shares (cost $9,900)                             11,079
Neuberger & Berman - Balanced Portfolio (NBBal)
     682 shares (cost $10,265)                            11,942
TCI Portfolios - TCI Advantage (TCIAdv)
     56,330 shares (cost $285,447)                       348,683
                                                        --------
          Total investments                              424,479
Accounts receivable                                          294
                                                        --------
          Total assets                                   424,773
                                                        ========
CONTRACT OWNERS' EQUITY                                 $424,773
                                                        ========


Contract owners' equity represented by:                   UNITS    UNIT VALUE
Multiple Payment Contracts and Flexible Premium           -----    ----------
Contracts:
    Fidelity VIP - Growth Portfolio                        2,002   $17.583952     $ 35,203
    Nationwide SAT - Capital Appreciation Fund                78    14.713230        1,148
    Nationwide SAT - Government Bond Fund                    971    14.984933       14,550
    Nationwide SAT - Money Market Fund                       164    11.714295        1,921
    Nationwide SAT - Total Return Fund                       608    18.192762       11,061
    Neuberger & Berman - Balanced Portfolio                  820    14.878481       12,200
    TCI Portfolios - TCI Advantage                           276    13.112917        3,619
    TCI Portfolios - TCI Advantage
    Initial Funding by Depositor (note 1a)                25,000    13.802855      345,071
                                                          ======    =========      =======
                                                                                  $424,773
                                                                                  ========


See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (formerly Financial Horizons VL Separate Account-1)
        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY
                  Years Ended December 31, 1995, 1994 and 1993


                                                                          1995             1994            1993
                                                                       ---------          -------        -------

INVESTMENT ACTIVITY:
     Reinvested capital gains and dividends                            $  13,451           12,249          7,192
                                                                       ---------          -------        -------
     Gain (loss) on investments:
          Proceeds from redemptions of mutual fund shares                 36,212          134,821         99,921
          Cost of mutual fund shares sold                                (35,326)        (138,965)       (99,869)
                                                                       ---------          -------        -------
          Realized gain (loss) on investments                                886           (4,144)            52
          Change in unrealized gain (loss) on investments                 53,488           (7,482)        13,210
                                                                       ---------          -------        -------
          Net gain (loss) on investments                                  54,374          (11,626)        13,262
                                                                       ---------          -------        -------
               Net investment activity                                    67,825              623         20,454
                                                                       ---------          -------        -------
EQUITY TRANSACTIONS:
          Purchase payments received from contract owners                 36,589              -           91,893
          Surrenders (note 2d)                                              (164)          (9,107)        (8,020)
          Policy loans (net of repayments) (note 4)                      (23,321)             -             -
                                                                       ---------          -------        -------
               Net equity transactions                                    13,104           (9,107)        83,873
                                                                       ---------          -------        -------
EXPENSES:
     Deductions for surrender charges (note 2d)                              -               -            (2,559)
     Redemptions to pay cost of insurance charges and
          administrative charges (notes 2b and 2c)                       (12,670)         (20,999)        (6,826)
     Deductions for asset charges (note 3)                                  (621)          (1,049)          (298)
                                                                       ---------          -------        -------
          Total expenses                                                 (13,291)         (22,048)        (9,683)
                                                                       ---------          -------        -------
     NET CHANGE IN CONTRACT OWNERS' EQUITY                                67,638          (30,532)        94,644
     CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD                         357,135          387,667        293,023
                                                                       ---------          -------        -------
     CONTRACT OWNERS' EQUITY END OF PERIOD                             $ 424,773          357,135        387,667
                                                                       =========          =======        =======


See accompanying notes to financial statements.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (formerly Financial Horizons VL Separate Account-1)
                         NOTES TO FINANCIAL STATEMENTS
                        December 31, 1995, 1994 and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization and Nature of Operations

     The Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1) (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life and Annuity Insurance Company (formerly Financial Horizons Life Insurance Company) (the Company) on August 8, 1984. The Account has been registered as a unit investment trust under the Investment Company Act of 1940. On August 21, 1991, the Company (Depositor) transferred to the Account, 50,000 shares of the TCI Portfolios, Inc.-TCI Advantage fund for which the Account was credited with 25,000 accumulation units. The value of the accumulation units purchased by the Company on August 21, 1991 was $250,000.

     The Company offers Modified Single Premium and Flexible Premium Variable Life Insurance Policies through the Account. The primary distribution for the contracts is through banks and other financial institutions; however, other distributors may be utilized.

  (b) The Contracts

     Only contracts with a front-end sales charge, a contingent deferred sales charge and certain other fees, have been purchased. Additionally, contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees, have been purchased. See note 2 for a discussion of policy charges and note 3 for asset charges.

     Contract owners may invest in the following:
     Portfolio of the Fidelity Variable Insurance Products Fund (Fidelity VIP);
         Fidelity VIP - Growth Portfolio (FidGro)

     Funds of the Nationwide Separate Account Trust (Nationwide SAT) (managed for a fee by an affiliated investment advisor);

         Nationwide SAT - Capital Appreciation Fund (NWCapApp)
         Nationwide SAT - Government Bond Fund (NWGvtBd)
         Nationwide SAT - Money Market Fund (NWMyMkt)
         Nationwide SAT - Total Return Fund (NWTotRet)

     Portfolio of the Neuberger & Berman Advisers Management Trust (Neuberger & Berman);
         Neuberger & Berman - Balanced Portfolio (NBBal)

     Portfolio of the TCI Portfolios, Inc. (TCI Portfolios);
         TCI Portfolios - TCI Advantage (TCIAdv)

     At December 31, 1995, contract owners have invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund, equity transactions by contract owners and certain policy charges (see notes 2 and 3). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar investment options, the latter being included in the accounts of the Company.

  (c) Security Valuation, Transactions and Related Investment Income

     The market value of the underlying mutual funds is based on the closing net asset value per share at December 31, 1995. The cost of investments sold is determined on a specific identification basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

  (d) Federal Income Taxes

     Operations of the Account form a part of, and are taxed with, the operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code.

     The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

(e) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) POLICY CHARGES

  (a) Deductions from Premiums

     On multiple payment contracts and flexible premium contracts, the Company deducts a charge for state premium taxes equal to 2.5% of all premiums received to cover the payment of these premium taxes. The Company also deducts a sales load from each premium payment received not to exceed 3.5% of each premium payment. The Company may at its sole discretion reduce this sales loading.

  (b) Cost of Insurance

     A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

  (c) Administrative Charges

     For multiple payment contracts, the Company currently deducts a monthly administrative charge of $5 (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses.

     For flexible premium contracts, the Company currently deducts a monthly administrative charge of $25 during the first policy year and $5 per month thereafter (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses. Additionally, the Company deducts an increase charge of $2.04 per year per $1,000 applied to any increase in the specified amount during the first 12 months after the increase becomes effective.

     For single premium contracts, the Company deducts an annual administrative charge which is determined as follows:

         Purchase payments totalling less than $25,000 - $90/year
         Purchase payments totalling $25,000 or more - $50/year

     The above charges are assessed against each contract by liquidating units.

     No charges were deducted from the initial funding, or from the earnings thereon.

(d) Surrenders

     Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The charge is determined according to contract type.

     For multiple payment contracts and flexible premium contracts, the amount charged is determined based upon a specified percentage of the initial surrender charge, which varies by issue age, sex and rate class. The charge is 100% of the initial surrender charge in the first year, declining to 0% after the ninth year.

     For single premium contracts, the charge is determined based upon a specified percentage of the original purchase payment. The charge is 8.5% in the first year, and declines to 0% after the ninth year.

  (3) ASSET CHARGES

     For multiple payment contracts and flexible premium contracts, the Company deducts charges from the contract to cover mortality and expense risk charges related to operations, and to recover policy maintenance charges. The charge is equal to an annual rate of .80%, with certain exceptions.

     For single premium contracts, the Company deducts a charge from the contract to cover mortality and expense risk charges related to operations, and to recover policy maintenance and premium tax charges. The charge is equal to an annual rate of 1.30% during the first ten policy years, and 1.00% thereafter.

     The above charges are assessed through the daily unit value calculation. No charges are deducted from the initial funding, or from earnings thereon.

(4) POLICY LOANS (NET OF REPAYMENTS)

     Contract provisions allow contract owners to borrow up to 90% of a policy's cash surrender value. On each policy anniversary following the initial loan, 6% interest is due and payable to the Company.

     At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Loan repayments result in a transfer of collateral, including interest, back to the Account.

(5) SCHEDULE I

     Schedule I presents the components of the change in the unit values, which are the basis for determining contract owners' equity. This schedule is presented for each sub-account in the following format:

-        Beginning unit value - Jan. 1
-        Reinvested capital gains and dividends
         (This amount reflects the increase in the unit value due to capital gains and dividend distributions from the underlying mutual funds.)
-        Unrealized gain (loss)
         (This amount reflects the increase (decrease) in the unit value resulting from the market appreciation (depreciation) of the underlying mutual funds.)
-        Asset charges
         (This amount reflects the decrease in the unit value due to the charges discussed in note 3.)
-        Ending unit value - Dec. 31
-        Percentage increase (decrease) in unit value.


--------------------------------------------------------------------------------

Schedule I
NATIONWIDE VL SEPARATE ACCOUNT-A
(formerly Financial Horizons VL Separate Account-1)
MULTIPLE PAYMENT CONTRACTS AND FLEXIBLE PREMIUM CONTRACTS
SCHEDULES OF CHANGES IN UNIT VALUE
Years Ended December 31, 1995, 1994 and 1993


                                                         FidGro          NWCapApp         NWGvtBd         NWMyMkt
                                                         ------          --------         -------         -------

1995
    Beginning unit value - Jan. 1                       $13.094007       11.465403       12.720514       11.176411
---------------------------------------------------------------------------------------------------------------------
    Reinvested capital gains and dividends                 .072389         .653781         .903001         .629782
---------------------------------------------------------------------------------------------------------------------
    Unrealized gain (loss)                                4.544905        2.696528        1.472503         .000000
---------------------------------------------------------------------------------------------------------------------
    Asset charges                                         (.127349)       (.102482)       (.111085)       (.091898)
---------------------------------------------------------------------------------------------------------------------
    Ending unit value - Dec. 31                         $17.583952       14.713230       14.984933       11.714295
---------------------------------------------------------------------------------------------------------------------
    Percentage increase (decrease) in unit value*           34%              28%             18%             5%
=====================================================================================================================

1994
    Beginning unit value - Jan. 1                       $13.201441       11.662121       13.250482       10.845265
---------------------------------------------------------------------------------------------------------------------
    Reinvested capital gains and dividends                 .794469         .184927         .833925         .419275
---------------------------------------------------------------------------------------------------------------------
    Unrealized gain (loss)                                (.799798)       (.289863)      (1.261429)        .000000
---------------------------------------------------------------------------------------------------------------------
    Asset charges                                         (.102105)       (.091782)       (.102464)       (.088129)
---------------------------------------------------------------------------------------------------------------------
    Ending unit value - Dec. 31                         $13.094007       11.465403       12.720514       11.176411
---------------------------------------------------------------------------------------------------------------------
    Percentage increase (decrease) in unit value*           (1)%             (2)%           (4)%              3%
=====================================================================================================================

1993
    Beginning unit value - Jan. 1                       $11.148182       10.725293       12.196370       10.639809
---------------------------------------------------------------------------------------------------------------------
    Reinvested capital gains and dividends                 .248048         .261975         .781559         .291848
---------------------------------------------------------------------------------------------------------------------
    Unrealized gain (loss)                                1.903014         .761628         .376228         .000000
---------------------------------------------------------------------------------------------------------------------
    Asset charges                                         (.097803)       (.086775)       (.103675)       (.086392)
---------------------------------------------------------------------------------------------------------------------
    Ending unit value - Dec. 31                         $13.201441       11.662121       13.250482       10.845265
---------------------------------------------------------------------------------------------------------------------
    Percentage increase (decrease) in unit value*           18%               9%             9%              2%
=====================================================================================================================


                                                          NWTotRet        NBBal            TCIAdv           TCIAdv+
                                                          --------        -----            ------           -------

1995
    Beginning unit value - Jan. 1                        14.205723       12.118394       11.321934        11.822996
-------------------------------------------------------------------------------------------------------------------
    Reinvested capital gains and dividends                1.413734         .308616         .411556          .431938
-------------------------------------------------------------------------------------------------------------------
    Unrealized gain (loss)                                2.703396        2.562255        1.477165         1.547921
-------------------------------------------------------------------------------------------------------------------
    Asset charges                                         (.130091)       (.110784)       (.097738)         .000000
-------------------------------------------------------------------------------------------------------------------
    Ending unit value - Dec. 31                          18.192762       14.878481       13.112917        13.802855
-------------------------------------------------------------------------------------------------------------------
    Percentage increase (decrease) in unit value*            28%             23%             16%             17%
===================================================================================================================

1994
    Beginning unit value - Jan. 1                        14.167308       12.640011       11.295721        11.701906
-------------------------------------------------------------------------------------------------------------------
    Reinvested capital gains and dividends                 .717782         .493181         .297670          .309969
-------------------------------------------------------------------------------------------------------------------
    Unrealized gain (loss)                                (.565055)       (.916591)       (.181209)        (.188879)
-------------------------------------------------------------------------------------------------------------------
    Asset charges                                         (.114312)       (.098207)       (.090248)         .000000
-------------------------------------------------------------------------------------------------------------------
    Ending unit value - Dec. 31                          14.205723       12.118394       11.321934        11.822996
-------------------------------------------------------------------------------------------------------------------
    Percentage increase (decrease) in unit value*            0%              (4)%             0%              1%
===================================================================================================================

1993
    Beginning unit value - Jan. 1                        12.875439       11.969093       10.657984        10.953160
-------------------------------------------------------------------------------------------------------------------
    Reinvested capital gains and dividends                 .527331         .184591         .223352          .230690
-------------------------------------------------------------------------------------------------------------------
    Unrealized gain (loss)                                  .873117        .583624         .502395          .518056
-------------------------------------------------------------------------------------------------------------------
    Asset charges                                         (.108579)       (.097297)       (.088010)         .000000
-------------------------------------------------------------------------------------------------------------------
    Ending unit value - Dec. 31                          14.167308       12.640011       11.295721        11.701906
-------------------------------------------------------------------------------------------------------------------
    Percentage increase (decrease) in unit value*           10%              6%              6%               7%
===================================================================================================================


*An annualized rate of return cannot be determined as asset charges do not include the policy charges described in note 2.

+ For Depositor, see note 1a.


See note 5.

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
     Nationwide Life and Annuity Insurance Company:

     We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company (formerly Financial Horizons Life Insurance Company) (a wholly owned subsidiary of Nationwide Life Insurance Company) as of December 31, 1995 and 1994, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

     In 1993, the Company adopted the provisions of SFAS No. 109, Accounting for Income Taxes and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

                                                          KPMG Peat Marwick LLP

Columbus, Ohio
February 26, 1996

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Balance Sheets

                           December 31, 1995 and 1994
                                 (000's omitted)

                                         Assets                                              1995            1994
                                         ------                                            --------       --------

Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturities (cost $539,214 in 1995; $427,874 in 1994)                           $555,751        413,764
      Equity securities (cost $10,256 in 1995; $9,543 in 1994)                               11,407          9,411
   Fixed maturities held-to-maturity, at amortized cost (fair value $78,690 in 1994)           --           82,631
   Mortgage loans on real estate                                                            104,736         95,281
   Real estate                                                                                1,117          1,802
   Policy loans                                                                                  94             79
   Short-term investments (note 13)                                                           4,844            365
                                                                                           --------       --------
                                                                                            677,949        603,333
                                                                                           --------       --------

Accrued investment income                                                                     8,464          8,041
Deferred policy acquisition costs                                                            23,405         41,540
Deferred Federal income tax                                                                    --            1,923
Other assets                                                                                    208            270
Assets held in Separate Accounts (note 8)                                                   257,556        177,933
                                                                                           --------       --------
                                                                                           $967,582        833,040
                                                                                           ========       ========

                          Liabilities and Shareholder's Equity
                          ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                           621,280        583,188
Accrued Federal income tax (note 7):
   Current                                                                                      708             10
   Deferred                                                                                   2,830           --
                                                                                           --------       --------
                                                                                              3,538             10
                                                                                           --------       --------

Other liabilities                                                                             5,031          4,663
Liabilities related to Separate Accounts (note 8)                                           257,556        177,933
                                                                                           --------       --------
                                                                                            887,405        765,794
                                                                                           --------       --------

Shareholder's equity (notes 3, 4, 5 and 12):
   Capital shares, $40 par value.  Authorized, issued and outstanding 66 shares               2,640          2,640
   Additional paid-in capital                                                                52,960         52,960
   Retained earnings                                                                         20,123         15,349
   Unrealized gains (losses) on securities available-for-sale, net                            4,454         (3,703)
                                                                                           --------       --------
                                                                                             80,177         67,246
                                                                                           --------       --------
Commitments (note 9)

                                                                                           $967,582        833,040
                                                                                           ========       ========


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1995, 1994 and 1993
                                 (000's omitted)


                                                                                  1995            1994            1993
                                                                                --------        --------        --------

Revenues (note 14):
   Traditional life insurance premiums                                          $    674             311              85
   Universal life and investment product policy charges                            4,322           3,601           2,345
   Net investment income (note 5)                                                 49,108          45,030          40,477
   Realized (losses) gains on investments (note 5)                                  (702)           (625)            420
                                                                                --------        --------        --------
                                                                                  53,402          48,317          43,327
                                                                                --------        --------        --------
Benefits and expenses:
   Benefits and claims                                                            34,180          29,870          29,439
   Amortization of deferred policy acquisition costs                               5,508           6,940           4,128
   Other operating costs and expenses                                              6,567           6,320           5,424
                                                                                --------        --------        --------
                                                                                  46,255          43,130          38,991
                                                                                --------        --------        --------
      Income before Federal income tax expense and cumulative effect of
         changes in accounting principles                                          7,147           5,187           4,336
                                                                                --------        --------        --------

Federal income tax expense (benefit) (note 7):
   Current                                                                         2,012           2,103           1,982
   Deferred                                                                          361            (244)           (630)
                                                                                --------        --------        --------
                                                                                   2,373           1,859           1,352
                                                                                --------        --------        --------

      Income before cumulative effect of changes in accounting principles          4,774           3,328           2,984

Cumulative effect of changes in accounting principles, net (note 3)                 --              --              (514)
                                                                                --------        --------        --------

      Net income                                                                $  4,774           3,328           2,470
                                                                                ========        ========        ========


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1995, 1994 and 1993
                                 (000's omitted)

                                                                                                   Unrealized
                                                                                                 gains (losses)
                                                                 Additional                      on securities         Total
                                                    Capital       paid-in        Retained       available-for-    shareholder's
                                                    shares        capital        earnings         sale, net           equity
                                                   --------      ----------      ---------      ---------------   --------------
1993:
   Balance, beginning of year                       $ 2,640        43,960         9,551                 21              56,172
   Net income                                          --            --           2,470               --                 2,470
   Unrealized gains on equity securities, net          --            --            --                   17                  17
                                                    -------       -------       -------             ------
                                                                                                                       -------
   Balance, end of year                             $ 2,640        43,960        12,021                 38              58,659
                                                    =======       =======       =======             ======             =======

1994:
   Balance, beginning of year                         2,640        43,960        12,021                 38              58,659
   Capital contribution                                --           9,000          --                 --                 9,000
   Net income                                          --            --           3,328               --                 3,328
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 3)                         --            --            --                4,698               4,698
   Unrealized losses on securities available-
      for-sale, net                                    --            --            --               (8,439)             (8,439)
                                                    -------       -------       -------            -------             -------
   Balance, end of year                             $ 2,640        52,960        15,349             (3,703)             67,246
                                                    =======       =======       =======            =======             =======

1995:
   Balance, beginning of year                         2,640        52,960        15,349             (3,703)             67,246
   Net income                                          --            --           4,774               --                 4,774
   Unrealized gains on securities available-
      for-sale, net                                    --            --            --                8,157               8,157
                                                    -------       -------       -------            -------             -------
   Balance, end of year                             $ 2,640        52,960        20,123              4,454              80,177
                                                    =======       =======       =======            =======             =======


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1995, 1994 and 1993
                                 (000's omitted)

                                                                              1994            1994            1993
                                                                            --------        --------        --------

Cash flows from operating activities:
   Net income                                                               $  4,774           3,328           2,470
   Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
         Capitalization of deferred policy acquisition costs                  (6,754)         (7,283)        (10,351)
         Amortization of deferred policy acquisition costs                     5,508           6,940           4,128
         Amortization and depreciation                                           878             473             660
         Realized losses (gains) on invested assets, net                         702             625            (420)
         Deferred Federal income tax expense (benefit)                           361            (244)           (784)
         Increase in accrued investment income                                  (423)           (750)         (1,078)
         Decrease (increase) in other assets                                      62            (126)            326
         Increase (decrease) in policy liabilities                               627             926            (202)
         Increase (decrease) in accrued Federal income tax payable               698            (254)            666
         Increase (decrease) in other liabilities                                368            (505)          2,843
                                                                            --------        --------        --------
            Net cash provided by (used in) operating activities                6,801           3,130          (1,742)
                                                                            --------        --------        --------

Cash flows from investing activities:
   Proceeds from maturity of securities available-for-sale                    41,729          24,850            --
   Proceeds from sale of securities available-for-sale                         3,070          13,170             134
   Proceeds from maturity of fixed maturities held-to-maturity                11,251           8,483          28,829
   Proceeds from sale of fixed maturities                                       --              --             2,136
   Proceeds from repayments of mortgage loans on real estate                   8,673           5,733           3,804
   Proceeds from sale of real estate                                             655            --              --
   Proceeds from repayments of policy loans                                       50               2               2
   Cost of securities available-for-sale acquired                            (79,140)        (94,130)           (661)
   Cost of fixed maturities held-to maturity acquired                         (8,000)        (15,544)       (100,671)
   Cost of mortgage loans on real estate acquired                            (18,000)        (11,000)        (31,200)
   Cost of real estate acquired                                                  (10)            (52)             (2)
   Policy loans issued                                                           (66)            (80)             (2)
                                                                            --------        --------        --------
            Net cash used in investing activities                            (39,788)        (68,568)        (97,631)
                                                                            --------        --------        --------

Cash flows form financing activities:
   Proceeds from capital contribution                                           --             9,000            --
   Increase in universal life and investment product account balances         79,523          95,254         127,050
   Decrease in universal life and investment product account balances        (42,057)        (40,223)        (33,159)
                                                                            --------        --------        --------
            Net cash provided by financing activities                         37,466          64,031          93,891
                                                                            --------        --------        --------

Net increase (decrease) in cash and cash equivalents                           4,479          (1,407)         (5,482)

Cash and cash equivalents, beginning of year                                     365           1,772           7,254
                                                                            --------        --------        --------
Cash and cash equivalents, end of year                                      $  4,844             365           1,772
                                                                            ========        ========        ========


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1995, 1994 and 1993
                                 (000's omitted)

(1)      Organization and Description of Business

         Nationwide Life and Annuity Insurance Company, formerly Financial Horizons Life Insurance Company, (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

         The Company is a life insurer licensed in 42 states and the District of Columbia. The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life insurance products and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

              Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

              Credit Risk is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound credit and collection policies and by providing for any amounts deemed uncollectible.

              Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)      Summary of Significant Accounting Policies

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. See note 4.

         In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

     (a)      Valuation of Investments and Related Gains and Losses

              The Company is required to classify its fixed maturity securities and equity securities as held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1995.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

              In March, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The statement is effective for fiscal years beginning after December 15, 1995 and earlier application is permitted. Previously issued financial statements shall not be restated. The Company will adopt SFAS 121 in 1996 and the impact on the financial statements is not expected to be material.

     (b)      Revenues and Benefits

              Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits.

              Universal Life and Investment Products: Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual deferred annuities and immediate annuities without life contingencies. Revenues for universal life and investment products consist of asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances and interest credited to policy account balances.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


     (c)      Deferred Policy Acquisition Costs

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable selling expenses have been deferred for universal life and investment products. Deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(a).

     (d)      Separate Accounts

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives for administrative services and risks assumed.

     (e)      Future Policy Benefits

              Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

     (f)      Federal Income Tax

              The Company files a consolidated Federal income tax return with Nationwide Mutual Insurance Company (NMIC).

              In 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which required a change from the deferred method of accounting for income tax of APB Opinion 11 to the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

              The Company has reported the cumulative effect of the change in method of accounting for income tax in the 1993 statement of income. See note 3.

     (g)      Cash Equivalents

              For purposes of the statements of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

     (h)      Reclassification

              Certain items in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

(3)      Changes in Accounting Principles

         Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:

              Excess of fair value over amortized cost of fixed maturity securities
                 available-for-sale                                                       $ 18,582
              Adjustment to deferred policy acquisition costs                              (11,355)
              Deferred Federal income tax                                                   (2,529)
                                                                                          --------
                                                                                          $  4,698
                                                                                          ========


         During 1993, the Company adopted accounting principles in connection with the issuance of two accounting standards by the FASB. The effect as of January 1, 1993, the date of adoption, has been recognized in the 1993 statement of income as the cumulative effect of changes in accounting principles, as follows:

              Asset/liability method of recognizing income tax (note 2(f))           $ (79)
              Accrual method of recognizing postretirement benefits other than
                 pensions (net of tax benefit of $234) (note 11)                      (435)
                                                                                     -----
                                                                                     $(514)
                                                                                     =====


(4)      Basis of Presentation

         The financial statements have been prepared in accordance with GAAP. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by such regulatory authority. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners
         (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         The statutory capital shares and surplus of the Company as reported to regulatory authorities as of December 31, 1995, 1994 and 1993 was $54,978, $48,947 and $35,875, respectively. The statutory net income of the Company as reported to regulatory authorities for the years ended December 31, 1995, 1994 and 1993 was $8,023, $6,173 and $3,539,
         respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(5)      Investments

         An analysis of investment income by investment type follows for the years ended December 31:

                                                          1995          1994           1993
                                                         -------       -------       -------

              Gross investment income:
                 Securities available-for-sale:
                    Fixed maturities                     $35,093        36,720          --
                    Equity securities                        713            16            13
                 Fixed maturities held-to-maturity         4,530           540        34,023
                 Mortgage loans on real estate             9,106         8,437         7,082
                 Real estate                                 273           175           167
                 Short-term investments                      348           207           295
                 Other                                        41            19          --
                                                         -------       -------       -------
                        Total investment income           50,104        46,114        41,580
              Less: investment expenses                      996         1,084         1,103
                                                         -------       -------       -------
                        Net investment income            $49,108        45,030        40,477
                                                         =======       =======       =======


         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                                 1995         1994          1993
                                                                 -----        -----        -----

              Fixed maturity securities available-for-sale       $(822)         260         --
              Fixed maturities                                    --           --            856
              Mortgage loans on real estate                        110         (832)        (246)
              Real estate and other                                 10          (53)        (190)
                                                                 -----        -----        -----
                                                                 $(702)        (625)         420
                                                                 =====        =====        =====


         The components of unrealized gains (losses) on securities available-for-sale, net, were as follows as of December 31:

                                                                        1995            1994
                                                                      --------        --------

                Gross unrealized gains (losses)                       $ 17,688         (14,242)
                Adjustment to deferred policy acquisition costs        (10,836)          8,545
                Deferred Federal income tax                             (2,398)          1,994
                                                                      --------        --------
                                                                      $  4,454          (3,703)
                                                                      ========        ========


         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:


                                                       1995            1994            1993
                                                      --------        --------        --------
              Securities available-for-sale:
                 Fixed maturities                     $ 30,647         (32,692)           --
                 Equity securities                       1,283            (190)             26
              Fixed maturities held-to-maturity          3,941          (8,407)          5,710
                                                      --------        --------        --------
                                                      $ 35,871         (41,289)          5,736
                                                      ========        ========        ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         The amortized cost and estimated fair value of securities available-for-sale were as follow as of December 31, 1995:

                                                                                             Gross          Gross
                                                                            Amortized      unrealized     unrealized      Estimated
                                                                               cost          gains          losses        fair value
                                                                             --------       --------       --------        --------
                Fixed maturities:
                  U.S. Treasury securities and obligations of U.S.
                    government corporations and agencies                     $  3,492             18            --            3,510
                  Obligations of states and political subdivisions 271           --               (1)            270
                  Debt securities issued by foreign governments                 6,177            301            --            6,478
                  Corporate securities                                        332,425         10,116            (925)       341,616
                  Mortgage-backed securities                                  196,849          7,649            (621)       203,877
                                                                             --------       --------        --------       --------
                      Total fixed maturities                                  539,214         18,084          (1,547)       555,751
                Equity securities                                              10,256          1,151            --           11,407
                                                                             --------       --------        --------       --------
                                                                             $549,470         19,235          (1,547)       567,158
                                                                             ========       ========        ========       ========


         The amortized cost and estimated fair value of securities available-for-sale were as follow as of December 31, 1994:

                                                                                            Gross          Gross
                                                                           Amortized      unrealized     unrealized      Estimated
                                                                             cost           gains          losses        fair value
                                                                           --------       --------        --------        --------

              Fixed maturities:
                U.S. Treasury securities and obligations of U.S.
                  government corporations and agencies                     $  4,442             92            --             4,534
                Obligations of states and political subdivisions 273           --              (21)            252
                Debt securities issued by foreign governments                 8,517             15            (452)          8,080
                Corporate securities                                        214,332            518          (7,903)        206,947
                Mortgage-backed securities                                  200,310          1,291          (7,650)        193,951
                                                                           --------       --------        --------        --------
                    Total fixed maturities                                  427,874          1,916         (16,026)        413,764
              Equity securities                                               9,543             45            (177)          9,411
                                                                           --------       --------        --------        --------
                                                                           $437,417          1,961         (16,203)        423,175
                                                                           ========       ========        ========        ========


         The amortized cost and estimated fair value of fixed maturity corporate securities held-to-maturity as of December 31, 1994 are $82,631 and $78,690, respectively. Gross gains of $130 and gross losses of $4,071 were unrealized on those securities.

         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Amortized       Estimated
                                                            cost          fair value
                                                           --------       --------
              Due in one year or less                      $ 39,072         39,427
              Due after one year through five years         224,262        231,200
              Due after five years through ten years         75,380         77,726
              Due after ten years                             3,651          3,521
                                                           --------       --------
                                                            342,365        351,874
              Mortgage-backed securities                    196,849        203,877
                                                           --------       --------
                                                           $539,214        555,751
                                                           ========       ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


         Proceeds from the sale of securities available-for-sale during 1995 and 1994 were $3,070 and $13,170, respectively, while proceeds from sales of investments in fixed maturity securities during 1993 were $2,136. Gross gains of $64 ($373 in 1994 and $205 in 1993) and gross losses of $6 ($73 1994 and none in 1993) were realized on those sales.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $2,000 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $600.

         As permitted by the FASB's Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, issued in November, 1995, the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $77,405, resulting in a gross unrealized gain of $1,709.

         Fixed maturity securities that were non-income producing for the twelve month period preceding December 31, 1995 had a carrying value of $996 (none in 1994).

         Real estate is presented at cost less accumulated depreciation of $81 in 1995 ($97 in 1994) and valuation allowances of $229 in 1995 ($472 in 1994).

         As of December 31, 1995, the recorded investment of mortgage loans on real estate considered to be impaired (under Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan as amended by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure) was $966, for which there was no valuation allowance. During 1995, the average recorded investment in impaired mortgage loans on real estate was approximately $242 and no interest income was recognized on those loans.

         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the year ended December 31, 1995:


                                                                            1995
                                                                            ----

              Allowance, beginning of year                                 $ 860
                   Reduction of the allowance credited to operations        (110)
                                                                           -----
              Allowance, end of year                                       $ 750
                                                                           =====


         Foreclosures of mortgage loans on real estate were $631 in 1994. No mortgage loans on real estate were in process of foreclosure or in-substance foreclosed as of December 31, 1994 .

         Fixed maturity securities with an amortized cost of $2,806 and $2,786 as of December 31, 1995 and 1994, respectively, were on deposit with various regulatory agencies as required by law.

(6)      Future Policy Benefits

         The liability for future policy benefits for investment products has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was approximately 5.6%, 5.3% and 6.0% for the years ended December 31, 1995, 1994 and 1993, respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(7)      Federal Income Tax

         The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1995 and 1994 are as follows:

                                                                       1995            1994
                                                                     --------        --------

              Deferred tax assets:
                 Future policy benefits                              $  5,249           5,879
                 Securities available-for-sale                           --             4,985
                 Liabilities in Separate Accounts                       3,445           3,111
                 Mortgage loans on real estate and real estate            338             458
                 Other assets and other liabilities                       708             101
                                                                     --------        --------
                   Total gross deferred tax assets                      9,740          14,534
                                                                     --------        --------

              Deferred tax liabilities:
                 Securities available-for-sale                          6,308            --
                 Deferred policy acquisition costs                      6,262          12,611
                                                                     --------        --------
                   Total gross deferred tax liabilities                12,570          12,611
                                                                     --------        --------
                                                                     $ (2,830)          1,923
                                                                     ========        ========


         The Company has determined that valuation allowances are not necessary as of December 31, 1995, 1994 and 1993 based on its analysis of future deductible amounts. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. All future deductible amounts can be offset by future taxable amounts or recovery of Federal income tax paid within the statutory carryback period. In addition, for future deductible amounts for securities available-for-sale, affiliates of the Company which are included in the same consolidated Federal income tax return hold investments that could be sold for capital gains that could offset capital losses realized by the Company should securities available-for-sale be sold at a loss.

         Total Federal income tax expense for the years ended December 31, 1995, 1994 and 1993 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:

                                                                   1995                    1994                  1993
                                                           ---------------------  ---------------------  ---------------------
                                                           Amount          %       Amount         %      Amount          %
                                                           ------------  -------  ------------  -------  ------------- -------

              Computed (expected) tax expense              $ 2,501        35.0    $ 1,815        35.0    $ 1,518        35.0
              Tax exempt interest and dividends
                 received deduction                           (150)       (2.1)       (50)       (1.0)      (206)       (4.7)
              Current year increase in U.S. Federal
                 income tax rate                              --           --        --           --          36         0.8
              Other, net                                        22         0.3         94         1.8          4         0.1
                                                           -------        ----    -------        ----    -------        ----
                    Total (effective rate of each year     $ 2,373        33.2    $ 1,859        35.8    $ 1,352        31.2
                                                           =======        ====    =======        ====    =======        ====


         Total Federal income tax paid was $1,314, $2,357 and $1,316 during the years ended December 31, 1995, 1994 and 1993, respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(8)      Disclosures about Fair Value of Financial Instruments

         Statement of Financial Accounting Standards No. 107 - Disclosures about Fair Value of Financial Instruments (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

         These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts are provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              Short-term investments and policy loans: The carrying amount reported in the balance sheets for these instruments approximates their fair value.

              Fixed maturity and equity securities: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              Separate Account assets and liabilities: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand.

              Mortgage loans on real estate: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

              Investment contracts: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

              Policy reserves on life insurance contracts: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

         Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1995 and 1994:

                                                                     1995                        1994
                                                            ------------------------     ----------------------
                                                            Carrying      Estimated      Carrying    Estimated
                                                             amount       fair value      amount     fair value
                                                             ------       ----------      ------     ----------

              Assets
              ------
              Investments:
                 Securities available-for-sale:
                    Fixed maturities                          $555,751      555,751      413,764      413,764
                    Equity securities                           11,407       11,407        9,411        9,411
                 Fixed maturities held-to-maturity                --           --         82,631       78,690
                 Mortgage loans on real estate                 104,736      111,501       95,281       92,340
                 Policy loans                                       94           94           79           79
                 Short-term investments                          4,844        4,844          365          365
              Assets held in Separate Accounts                 257,556      257,556      177,933      177,933

              Liabilities
              -----------
              Investment contracts                             616,984      601,582      579,903      563,331
              Policy reserves on life insurance contracts        4,296        4,520        3,285        3,141
              Liabilities related to Separate Accounts         257,556      246,996      177,933      168,749


(9)      Additional Financial Instruments Disclosures

         Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $8,500 extending into 1996 were outstanding as of December 31, 1995.

         Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 28% (27% in 1994) in any geographic area and no more than 14.8% (8.2% in 1994) with any one borrower.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         The summary below depicts loans by remaining principal balance as of December 31, 1995 and 1994:

                                                                                                              Apartment
                                                                          Office      Warehouse    Retail     & other      Total
                                                                          ------      ---------    ------     -------      -----

              1995:
                East North Central                                       $  1,854         878       8,263       3,940      14,935
                East South Central                                           --          --         1,877      11,753      13,630
                Mountain                                                     --          --          --         1,964       1,964
                Middle Atlantic                                               882       1,820         901        --         3,603
                New England                                                  --           895       1,963        --         2,858
                Pacific                                                     1,923       8,600       8,211       8,838      27,572
                South Atlantic                                              3,953        --         9,928      15,797      29,678
                West North Central                                           --         1,500        --          --         1,500
                West South Central                                          3,881         969        --         4,932       9,782
                                                                         --------    --------    --------    --------    --------
                                                                         $ 12,493      14,662      31,143      47,224     105,522
                                                                         ========    ========    ========    ========    ========
                   Less valuation allowances and unamortized discount                                                         786
                                                                                                                         --------
                        Total mortgage loans on real estate, net                                                         $104,736
                                                                                                                         ========


                                                                                                          Apartment
                                                                          Office    Warehouse   Retail     & other    Total
                                                                          ------    ---------   ------     -------    -----

              1994:
                East North Central                                       $ 1,921      2,254     10,290      4,959     19,424
                East South Central                                          --         --        1,921      9,876     11,797
                Mountain                                                    --         --         --        1,986      1,986
                Middle Atlantic                                              882      1,872      1,909       --        4,663
                New England                                                 --          921      1,983       --        2,904
                Pacific                                                    1,952      6,873      6,310      4,910     20,045
                South Atlantic                                             1,965       --       10,049     13,970     25,984
                West North Central                                          --        1,500       --         --        1,500
                West South Central                                         1,921        978       --        4,973      7,872
                                                                         -------     ------     ------     ------    -------
                                                                         $ 8,641     14,398     32,462     40,674     96,175
                                                                         =======     ======     ======     ======
                   Less valuation allowances and unamortized discount                                                    894
                                                                                                                     -------
                        Total mortgage loans on real estate, net                                                     $95,281
                                                                                                                     =======


(10)     Pension Plan

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         Effective December 31, 1995, the Nationwide Insurance
         Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1995, 1994 and 1993 were $214, $265 and $131, respectively.

         The net periodic pension cost for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995, 1994 and 1993 follows:


                                                                    1995          1994           1993
                                                                  ---------     ---------     ---------
              Service cost (benefits earned during the period)    $  64,524        64,740        47,694
              Interest cost on projected benefit obligation          95,283        73,951        70,543
              Actual return on plan assets                         (249,294)      (21,495)     (105,002)
              Net amortization and deferral                         143,353       (62,150)       20,832
                                                                  ---------     ---------     ---------
                                                                  $  53,866        55,046        34,067
                                                                  =========     =========     =========


         Basis for measurements, net periodic pension cost:

                                                                    1995      1994     1993
                                                                    ----      ----     ----

              Weighted average discount rate                         7.50%    5.75%    6.75%
              Rate of increase in future compensation levels         6.25%    4.50%    4.75%
              Expected long-term rate of return on plan assets       8.75%    7.00%    7.50%


         Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1995 (post-merger) and the Nationwide Insurance Companies and Affiliates Retirement Plan as of December 31, 1995 (pre-merger) and 1994 follows:

                                                                      Post-merger      Pre-merger
                                                                          1995            1995             1994
                                                                       -----------     -----------     -----------

              Accumulated benefit obligation:
                 Vested                                                $ 1,236,730       1,002,079         914,850
                 Nonvested                                                  26,503           8,998           7,570
                                                                       -----------     -----------     -----------
                                                                       $ 1,263,233       1,011,077         922,420
                                                                       ===========     ===========     ===========

              Net accrued pension expense:
                 Projected benefit obligation for services rendered
                    to date                                            $ 1,780,616       1,447,522       1,305,547
                 Plan assets at fair value                               1,738,004       1,508,781       1,241,771
                                                                       -----------     -----------     -----------
                    Plan assets (less than) in excess of  projected
                       benefit obligation                                  (42,612)         61,259         (63,776)
                 Unrecognized prior service cost                            42,845          42,850          46,201
                 Unrecognized net (gains) losses                           (63,130)        (86,195)         39,408
                 Unrecognized net obligation (asset) at transition          41,305         (19,841)        (21,994)
                                                                       -----------     -----------     -----------
                                                                       $   (21,592)         (1,927)           (161)
                                                                       ===========     ===========     ===========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         Basis for measurements, funded status of plan:

                                                      Post-merger        Pre-merger
                                                          1995              1995             1994
                                                     --------------    --------------   --------------

Weighted average discount rate                           6.00%             6.00%            7.50%
Rate of increase in future compensation levels           4.25%             4.25%            6.25%


         Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau, a wholly owned subsidiary of NLIC. Prior to the merger, the assets of the Nationwide Insurance Companies and Affiliates Retirement Plan were invested in a group annuity contract of NLIC.

(11)     Postretirement Benefits Other Than Pensions

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106), which requires the accrual method of accounting for postretirement life and health care insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation as of January 1, 1993. Accordingly, a noncash charge of $669 ($435 net of related income tax benefit) was recorded in the 1993 statement of income as a cumulative effect of a change in accounting principle. See note 3. The adoption of SFAS 106, including the cumulative effect of the change in accounting principle, increased the expense for postretirement benefits by $739 to $761 in 1993. Certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1995 and 1994 was $808 and $771, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1995 and 1994 was $66 and $119, respectively.

         The amount of NPPBC for the plan as a whole for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                                                                         1995           1994         1993
                                                                                      -----------    ----------   ----------

              Service cost - benefits attributed to employee service during the year    $  6,235        8,586        7,090
              Interest cost on accumulated postretirement benefit obligation              14,151       14,011       13,928
              Actual return on plan assets                                                (2,657)      (1,622)        --
              Amortization of unrecognized transition obligation of affiliates             2,966          568          568
              Net amortization and deferral                                               (1,619)       1,622         --
                                                                                        --------     --------     --------
                                                                                        $ 19,076       23,165       21,586
                                                                                        ========     ========     ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         Information regarding the funded status of the plan as a whole as of December 31, 1995 and 1994 follows:

                                                                                             1995           1994
                                                                                           ---------     ---------
              Accrued postretirement benefit expense:
                 Retirees                                                                  $  88,680        76,677
                 Fully eligible, active plan participants                                     28,793        22,013
                 Other active plan participants                                               90,375        59,089
                                                                                           ---------     ---------
                    Accumulated postretirement benefit obligation (APBO)                     207,848       157,779
                 Plan assets at fair value                                                    54,325        49,012
                                                                                           ---------     ---------
                    Plan assets less than accumulated postretirement benefit obligation     (153,523)     (108,767)
                 Unrecognized transition obligation of affiliates                              1,827         6,577
                 Unrecognized net gains                                                       (1,038)      (41,497)
                                                                                           ---------     ---------
                                                                                           $(152,734)     (143,687)
                                                                                           =========     =========


         Actuarial assumptions used for the measurement of the APBO as of December 31, 1995 and 1994 and the NPPBC for 1995, 1994 and 1993 were as follows:

                                               1995          1995          1994           1994          1993
                                               APBO          NPPBC         APBO          NPPBC         NPPBC
                                            -----------   -----------   -----------    ----------    ----------

Discount rate                                   6.75%            8%            8%             7%            8%
Assumed health care cost trend rate:
    Initial rate                                  11%           10%           11%            12%           14%
    Ultimate rate                                  6%            6%            6%             6%            6%
    Uniform declining period                12 Years      12 Years      12 Years       12 Years      12 Years


         The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1995 by $641 and the NPPBC for the year ended December 31, 1995 by $107.

(12)     Regulatory Risk-Based Capital and Dividend Restriction

         Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

         Ohio law limits the payment of dividends to shareholders. The maximum dividend that may be paid by the Company without prior approval of the Director of the Department is limited to the greater of statutory gain from operations of the preceding calendar year or 10% of statutory shareholder's surplus as of the prior December 31. Therefore, $70,034 of shareholder's equity, as presented in the accompanying financial statements, is so restricted as to dividend payments in 1996.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

(13)     Transactions With Affiliates

         The Company shares home office, other facilities, equipment and common management and administrative services with affiliates.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $4,844 and $365 as of December 31, 1995 and 1994, respectively, and are included in short-term investments on the accompanying balance sheets.

         Certain annuity products are sold through an affiliated company, which is a subsidiary of Nationwide Corporation. Total commissions paid to the affiliate for the three years ended December 31, 1995 were $6,638, $6,935 and $10,041, respectively.

(14)     Segment Information

         The Company operates in the long-term savings and life insurance lines of business in the life insurance industry. Long-term savings operations include both qualified and non-qualified individual annuity contracts. Life insurance operations include universal life and variable universal life issued to individuals. Corporate primarily includes investments, and the related investment income, which are not specifically allocated to one of the two operating segments. In addition, realized gains and losses on all general account investments are reported as a component of the corporate segment.

         During 1995, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

         The following table summarizes the revenues and income (loss) before Federal income tax expense and cumulative effect of changes in accounting principles for the years ended December 31, 1995, 1994 and 1993 and assets as of December 31, 1995, 1994 and 1993, by business segment.

                                                                              1995          1994           1993
                                                                            ---------     ---------     ---------

              Revenues:
                   Long-term savings                                        $  50,669        45,234        39,684
                   Life insurance                                                 179           173           187
                   Corporate                                                    2,554         2,910         3,456
                                                                            ---------     ---------     ---------
                                                                            $  53,402        48,317        43,327
                                                                            =========     =========     =========

              Income (loss) before Federal income tax expense and
                  cumulative effect of changes in accounting principles:
                   Long-term savings                                            4,514         3,739         2,134
                   Life insurance                                                (387)         (996)       (1,254)
                   Corporate                                                    3,020         2,444         3,456
                                                                            ---------     ---------     ---------
                                                                            $   7,147         5,187         4,336
                                                                            =========     =========     =========

              Assets:
                   Long-term savings                                          931,939       789,147       693,915
                   Life insurance                                               2,565         2,393         2,027
                   Corporate                                                   33,078        41,500        30,097
                                                                            ---------     ---------     ---------
                                                                            $ 967,582       833,040       726,039
                                                                            =========     =========     =========

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 71 pages.

Representations and Undertakings.

Accountants' Consent

The Signatures.

The following exhibits required by Forms N-8B-2 and S-6:

1.   Power of Attorney dated August 9, 1996.                    Attached hereto.

2.   Resolution of the Depositor's Board of Directors           Included with the Registration Statement
     authorizing the establishment of the Registrant, adopted   on Form N-8 B-2 for the Nationwide VL
                                                                Separate Account-A (File No. 811-6137),
                                                                and is hereby incorporated herein by
                                                                reference.

3.   Distribution Contracts                                     Underwriting or Distribution of
                                                                contracts between the Registrant and
                                                                Principal Underwriter - Filed previously
                                                                in connection with Registration
                                                                Statement (SEC File No. 33-86408) on
                                                                November 14, 1994 and hereby
                                                                incorporated by reference.

4.   Form of Security                                           Attached hereto.

5.   Articles of Incorporation of Depositor                     Filed previously in connection with SEC
                                                                File No. 333-12333 (on September 19,
                                                                1996) and is hereby incorporated herein
                                                                by reference.

6.   Application form of Security                               Attached hereto.

7.   Opinion of Counsel                                         Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The Company represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              ACCOUNTANTS' CONSENT

The Board of Directors of Nationwide Life and Annuity Insurance Company and Contract Owners of Nationwide VL Separate Account-A:



We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.



                                                           KPMG Peat Marwick LLP


Columbus, Ohio
February 28, 1997

                                   SIGNATURES
       As required by the Securities Act of 1933, the Registrant, Nationwide VL Separate Account-A, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 28th day of February, 1997.


                                         NATIONWIDE VL SEPARATE ACCOUNT-A
                                         --------------------------------
                                                  (Registrant)
                                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                 ---------------------------------------------
                                                     (Sponsor)
(Seal)
Attest:
W. SIDNEY DRUEN               By:               JOSEPH P. RATH
----------------------------     -----------------------------------------------
W. Sidney Druen                                  Joseph P. Rath
Assistant Secretary                       Vice President and Associate
                                                 General Counsel


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 28th day of February, 1997.


             SIGNATURE                                         TITLE
LEWIS J. ALPHIN                                               Director
--------------------------------------------
Lewis J. Alphin

KEITH W. ECKEL                                                Director
--------------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                              Director
--------------------------------------------
Willard J. Engel

FRED C. FINNEY                                                Director
--------------------------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                                     Director
--------------------------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                                      President/Chief Operating
--------------------------------------------             Officer and Director
Joseph J. Gasper

HENRY S. HOLLOWAY                                       Chairman of the Board
--------------------------------------------                and Director
Henry S. Holloway

D. RICHARD McFERSON                                 Chairman and Chief Executive
--------------------------------------------        Officer-Nationwide Insurance
D. Richard McFerson                                   Enterprise and Director

DAVID O. MILLER                                               Director
--------------------------------------------
David O. Miller

C. RAY NOECKER                                                Director
--------------------------------------------
C. Ray Noecker

ROBERT A. OAKLEY                                      Executive Vice President-
--------------------------------------------            Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                            Director        By:         JOSEPH P. RATH
--------------------------------------------                                     --------------------------------
James F. Patterson                                                               Joseph P. Rath, Attorney-in-Fact

ARDEN L. SHISLER                                              Director
--------------------------------------------
Arden L. Shisler

ROBERT L. STEWART                                             Director
--------------------------------------------
Robert L. Stewart

NANCY C. THOMAS                                               Director
--------------------------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                               Director
--------------------------------------------
Harold W. Weihl

                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY, an Ohio corporation, which has filed or will file with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, various Registration Statements and amendments thereto for the registration under said Act of Individual Deferred Variable Annuity Contracts in connection with the Nationwide VA Separate Account-A, the Nationwide VA Separate Account-B, the Nationwide VA Separate Account-C and the Nationwide VA Separate Account-Q and the registration of fixed interest rate options subject to a market value adjustment offered under some or all of the aforementioned Individual Variable Annuity Contracts in connection with the Nationwide Multiple Maturity Separate Account-A; and the registration of variable life insurance policies in connection with the Nationwide VL Separate Account-A and Nationwide VL Separate Account-B of Nationwide Life and Annuity Insurance Company, hereby constitutes and appoints D. Richard McFerson, Joseph J. Gasper, Gordon E. McCutchan, W. Sidney Druen, and Joseph P. Rath, and each of them with power to act without the others, his/her attorney, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to approve, and sign such Registration Statements and any and all amendments thereto, with power to affix the corporate seal of said corporation thereto and to attest said seal and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys, and each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

     IN WITNESS WHEREOF, the undersigned have herewith set their names and seals as of this 9th day of August, 1996.



/s/ LEWIS J. ALPHIN                                              /s/ DAVID O. MILLER
------------------------------------------------------           ------------------------------------------------------
Lewis J. Alphin, Director                                        David O. Miller, Director

/s/ KEITH W. ECKEL                                               /s/ C. RAY NOECKER
------------------------------------------------------           ------------------------------------------------------
Keith W. Eckel, Director                                         C. Ray Noecker, Director

/s/ WILLARD J. ENGEL                                             /s/ ROBERT A. OAKLEY
------------------------------------------------------           ------------------------------------------------------
Willard J. Engel, Director                                       Robert A. Oakley, Executive Vice President
                                                                 and Chief Financial Officer
/s/ FRED C. FINNEY
------------------------------------------------------           /s/ JAMES F. PATTERSON
Fred C. Finney, Director                                         ------------------------------------------------------
                                                                 James F. Patterson, Director
/s/ CHARLES L. FUELLGRAF, JR.
------------------------------------------------------           /s/ ARDEN L. SHISLER
Charles L. Fuellgraf, Jr., Director                              ------------------------------------------------------
                                                                 Arden L. Shisler, Director
/s/ JOSEPH J. GASPER
------------------------------------------------------           /s/ ROBERT L. STEWART
Joseph J. Gasper, President and                                  ------------------------------------------------------
Chief Operating Officer and Director                             Robert L. Stewart, Director

/s/ HENRY S. HOLLOWAY                                            /s/ NANCY C. THOMAS
------------------------------------------------------           ------------------------------------------------------
Henry S. Holloway, Chairman of the Board, Director               Nancy C. Thomas, Director

/s/ D. RICHARD MCFERSON                                          /s/ HAROLD W. WEIHL
------------------------------------------------------           ------------------------------------------------------
D. Richard McFerson, Chairman and                                Harold W. Weihl, Director
Chief Executive Officer-Nationwide
Insurance Enterprise and Director
